SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 11, 2003

TELIASONERA AB

(Translation of registrant’s name into English)

Sturegatan 1, S-106 63 Stockholm, Sweden
(Address of principal executive offices)

0-30340

(Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2003	TELIASONERA AB

	By:	/s/ Jan Henrik Ahrnell

Vice President and Legal Counsel

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

TeliaSonera January-December 2003 — Pro Forma 1)

TeliaSonera posts record profit and cash flow

•	Net sales increased 1 percent to SEK 81,772 million (80,979).

•	Net income improved to SEK 7,671 million (-32,890) and earnings per share to SEK 1.64 (-7.03).

•	Operating income climbed to SEK 13,140 million (-45,958). Excluding non-recurring items2), operating income improved to SEK 14,831 million (5,992).

•	Free cash flow increased to SEK 17,499 million (9,534).

•	EBITDA excluding non-recurring items increased to SEK 30,690 million (25,457), and the margin climbed to 38 percent (31).

•	Strong growth in mobile and Internet. Negative fixed consumer trend in Sweden broken at year-end.

•	Synergies realized faster than planned. Initiatives taken thus far are expected to yield annual cost savings of SEK 1,751 million and annual investment savings of SEK 374 million at the end of 2005.

•	Proposed dividend increase to SEK 1.00 per share, consisting of an ordinary dividend of SEK 0.80 (0.40) and an extra dividend of SEK 0.20, reflecting the exceptionally strong cash flow.

Key Figures

In millions, except	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec	Jan-Dec
percentages and per	2003	2002	2003	2003	2002
share data	SEK	SEK	SEK	EUR3)	SEK

Net sales	21,054	20,945	81,772	9,010	80,979
EBITDA excl non-recurring items	7,143	6,355	30,690	3,382	25,457
Margin (%)	33.9	30.3	37.5	37.5	31.4
Income from associated companies	499	368	382	42	-33,039
Operating income	3,382	46	13,140	1,448	-45,958
Operating income excl. non-recurring items	3,330	2,150	14,831	1,634	5,992
Income after financial items	3,100	-80	12,346	1,360	-46,791
Net income	2,696	3,008	7,671	845	-32,890
Earnings/loss per share	0.58	0.64	1.64	0.18	-7.03
CAPEX	3,336	3,360	8,960	987	11,710
Free cash flow	3,309	3,672	17,499	1,928	9,534
Legal4)
Net sales	21,054	16,756	82,425	9,082	59,483
Net income	2,696	1,894	9,080	1,000	-8,067
Earnings/loss per share	0.58	0.54	1.95	0.21	-2.58

1) Pro forma presentation as if the merger of Telia and Sonera had taken place on January 1, 2002 and excluding Telia’s Finnish mobile operations and Swedish cable TV operations.

2) Non-recurring items, see table on page 38.

3) Convenience translation only, conversion rate SEK 1 = EUR 0.110183.

4) Including Sonera operations and the new Baltic subsidiaries since December 3, 2002 and Telia’s Finnish mobile operations and Swedish cable TV operations through May 31, 2003.

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Comments from Anders Igel, President and CEO

“We are proud of our achievements in 2003 with a record profit, integration of Telia and Sonera accomplished and that our efforts to regain market shares are starting to show results.

We see exciting business opportunities to be pursued by unlocking our real strength and by applying the formula of simplicity and service level.

There are profitable growth opportunities both organically and by acquisitions.

Following the successful merger we are ready to take the next step if and when the right opportunity occurs.”

Outlook

During 2004 the market is expected to show continued good growth in mobile, decline in fixed voice and strong growth in Internet based services. We remain committed to pursuing profitable growth in our current footprint of operations. Based on continued market efforts our ambition is that, during 2004, organic revenue growth will develop in line with or better than our markets.

The home market especially remains very competitive and we will continue to adapt the cost structure to reflect the market conditions in different segments.

Margins will be positively impacted by continued efficiency improvements and increased volumes and negatively by lower prices. Free cash flow will remain strong although be impacted by higher cash taxes, somewhat increased capital expenditure and higher use of the provisions.

Our ambition is to achieve majority control in all operations by increasing our shareholding in the associated companies, if possible. Our strong financial position together with our recent experience in making a successful cross-border merger, allow us now also to look further ahead to take an active role in the consolidation of the European telecom service industry. Our starting point is to build on or increase our strength in the Nordic and Baltic home market, if and when the right opportunity occurs. Any acquisition must be value enhancing by fulfilling our return requirements and allow us to maintain a solid financial position.

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Review of the Group — Full-year 2003

Continued good customer growth and the best result ever

Aggressive market initiatives
 TeliaSonera acted much more aggressively on the market in 2003 and the initiatives are starting to yield results.

Mobile communications showed strong development and we estimate that TeliaSonera won market shares in Sweden, Norway, Denmark and Russia and that we successfully defended our leading positions in the Baltic countries, Eurasia and Turkey.

On the Finnish mobile market, number portability led to substantial churn and intense price pressure and TeliaSonera lost customers when the reform was introduced. Despite the tough market situation, we nevertheless succeeded in maintaining profitability and at year-end, we again had positive net customer inflow.

Demand for Internet and broadband access remained strong in all markets. Within fixed voice, where we previously lost market shares in Sweden, the market loss was halted at the end of the year and TeliaSonera Sweden had a positive net inflow of preselect customers in December.

To sharpen our competitive edge within datacom, TeliaSonera developed pan-Nordic data communications solutions based on MPLS technology that handle not only data, but also voice and video. TeliaSonera also bolstered its competence within managed IT services in order to offer large corporate customers solutions covering data networks, PC and server care, and other IT services, but always with the context of communications solutions.

TeliaSonera had 12 million mobile customers in the consolidated operations and 26 million in associated companies at the end of 2003, with customer growth of 13 and 34 percent, respectively, during the year.

Despite price pressure, Group net sales increased 1 percent to SEK 81,772 million (80,979). Price changes and exchange rate fluctuation had a negative effect on sales of -4 and -1 percent, respectively. Structural changes through acquisitions and divestitures had a positive impact of 1 percent.

Strong earnings improvement
 TeliaSonera attained exceptionally strong earnings improvement in 2003. The improvement was due to profitable mobile growth, successful restructuring in International Carrier and the fixed network operations in Denmark, continued streamlining and synergy efforts now yielding results.

Operating income increased to SEK 13,140 million (-45,958).

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Non-recurring items had an effect on operating income in the amount of SEK -1,691 million (-51,950). Non-recurring items include costs for redundancies and synergies implementation, write-downs on holdings within TeliaSonera Holding, reversal of reserves for restructuring International Carrier and capital gains from divestitures.

Excluding non-recurring items, operating income increased to SEK 14,831 million (5,992).

In the fourth quarter, items recorded in connection with the TeliaSonera merger in December 2002 were adjusted. This decreased goodwill as well as deferred tax assets and liabilities in the balance sheet. Further, operating income increased by SEK 291 million, income tax expense by SEK 113 million and net income by SEK 178 million. The changes have been retroactively reflected in all quarters for 2003. Comparative figures for 2002 have not been restated. See also page 50 in this report.

EBITDA excluding non-recurring items increased to SEK 30,690 million (25,457) and the margin strengthened to 38 percent (31). Exchange rate fluctuations affected EBITDA by -1 percent.

Financial items totaled SEK -794 million (-833) and were affected by capital gains and write-downs of financial investments and reserves for guarantee commitments for the Italian 3G operator Ipse totaling SEK -22 million (56).

Net income increased to SEK 7,671 million (-32,890) and earnings per share totaled SEK 1.64 (-7.03).

CAPEX dropped to SEK 8,960 million (11,710).

Record high cash flow, strong financial position
 The strong earnings improvement, low CAPEX and low cash taxes generated record high free cash flow of SEK 17,499 million (9,534). Disbursements from restructuring reserves affected free cash flow by SEK -2,139 million. Reserves for future disbursements at year-end totaled SEK 3,093 million.

In addition to the effect of free cash flow, TeliaSonera’s financial position improved by approximately SEK 2.3 billion through the sale of Com Hem and Telia Mobile Finland, as stipulated by the European Commission for the merger. Continued divestments of non-core operations also had a positive effect on liquidity. Larger stakes in the mobile operator Omnitel in Lithuania and the fixed network operator Auria in Finland led to cash outflows of SEK 865 million and SEK 213 million, respectively.

The strong cash flow enabled the Group to further strengthen its financial position by reducing net debt by SEK 19,868 million to SEK 18,207 million. The equity/assets ratio increased from 52.1 to 56.7 percent during 2003.

At the beginning of 2004, an agreement was signed to divest Telia Finans AB yielding cash inflow of approximately SEK 6.2 billion.

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Successful integration
 The merger of Telia and Sonera is now successfully completed. The corporate governance model implemented after the merger facilitates effective management and cost control, which yielded reduced cost levels, lower CAPEX and more rapid service development.

Efforts to win synergies are progressing faster than planned. The initiatives taken thus far are expected to yield annual cost savings of SEK 1,751 million at the end of 2005, along with annual capital expenditure savings of SEK 374 million at the same time. Costs for the implementation of these initiatives are estimated at approximately SEK 952 million.

Synergy savings from decisions to date

	Full run rate annual
SEK million	effect (by 2005)	Effect in 2003

OPEX
Product and service development	529	205
IT systems and infrastructure	276	100
Purchasing	303	254
Network operations	490	178
Corporate functions	153	145

Total	1,751	882

CAPEX
Product and service development	13	46
IT systems and infrastructure	22	53
Purchasing	324	348
Network operations	15	34

Total	374	481

During 2003, cost savings totaled SEK 882 million and capital expenditure savings SEK 481 million, while the implementation costs were SEK 685 million.

TeliaSonera expects that the annual cost savings will reach SEK 2.3 billion and that the annual capital expenditure savings will reach SEK 640 million by the end of 2005.

The number of employees was trimmed by 1,766 to 26,694 during 2003 through streamlining measures and synergy gains.

Large parts of the organization contributed to the development of a common direction for TeliaSonera. The common direction is now being implemented. TeliaSonera has begun its journey towards becoming a genuine service company with its focus on simplicity and service.

TeliaSonera Share
 The TeliaSonera share is listed on Stockholmsbörsen, Helsinki Exchanges and Nasdaq. The share’s settlement price on Stockholmsbörsen was SEK 33.30 at the beginning of the year and SEK 37.60 at year-end. The highest settlement price was SEK 38.70 (December 31) and the lowest was SEK 23.70 (March 31).

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

On December 31, 2003, TeliaSonera had 869,967 shareholders. The Swedish state owned 45.3 percent and the Finnish state owned 19.1 percent of the share capital. Swedish and Finnish private investors owned 3.6 and 2.4 percent of the share capital, respectively, while Swedish and Finnish institutional investors owned 19.8 and 3.9 percent, respectively. Shareholders outside Sweden and Finland owned 5.9 percent.

Fourth Quarter
 Fourth-quarter sales were in line with the full-year trend. TeliaSonera’s net sales for the fourth quarter totaled SEK 21,054 million (20,945), up 0.5 percent. Exchange rate fluctuation had a negative effect of -2 percent and acquisition/divestitures had a positive effect of 1 percent.

Operating income increased to SEK 3,382 million (46). Non-recurring items, primarily a reversal of reserves for restructuring of Telia International Carrier and implementation costs for synergies and capital gains/losses from divestitures, affected operating income by SEK 52 million (-2,103).

Excluding non-recurring items, operating income increased to SEK 3,330 million (2,150).

EBITDA excluding non-recurring items increased to SEK 7,143 million (6,355) and the margin strengthened to 34 percent (30). The margin drop compared to previous quarters is explained by intensified market efforts and increased seasonality effects, particularly in Sweden and Finland. Exchange rate fluctuations affected EBITDA by -4 percent.

Financial items totaled SEK -282 million (-126), of which capital gains and write-downs of financial investments as well as reserves for guarantee commitments for the Italian 3G operator Ipse totaled SEK -213 million (0).

Net income ended at SEK 2,696 million (3,008) and earnings per share totaled SEK 0.58 (0.64). The decline in net income is explained by the comparative quarter being impacted by substantial positive deferred tax benefits. Fourth quarter 2003, taxes were positively affected by a previously not recognized deferred tax asset from losses in Telia’s former Finnish mobile operations.

CAPEX dropped to SEK 3,336 million (3,360) but was higher than the previous quarter in 2003 due to seasonal variations.

Disbursements from restructuring reserves affected free cash flow by SEK -970 million. Free cash flow totaled SEK 3,309 million (3,672).

Annual General Meeting
 The Annual General Meeting will be held on April 28 at 5 p.m. Swedish time in the Globe Arenas, Stockholm, and simultaneously at 6 p.m. Finnish time in the Helsinki Fair Centre, Helsinki. Notice of the meeting will be posted on TeliaSonera’s website, www.teliasonera.com, and advertised in the newspapers end of March. The record date entitling

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm shareholders to attend the meeting will be April 16, 2004. Shareholders may file notice of intent to attend the AGM from March 30. TeliaSonera must receive notice of attendance no later than 4 p.m. Swedish time on April 22, 2004.

Dividend
 For 2003, the Board of Directors and the CEO propose an increase of the dividend to SEK 1.00 per share, consisting of an ordinary dividend of SEK 0.80 (0.40) and an extra dividend of SEK 0.20, reflecting the exceptionally strong cash flow. This results in a total distribution of SEK 4,675 million. By maintaining a strong financial position TeliaSonera is ready to take advantage of favorable growth opportunities.

The Board of Directors recommends that the final day for trading in shares entitling shareholders to dividends be set at April 28, 2004 and that the first day of trading in shares excluding right to dividends regarding the financial year 2003 be set at April 29, 2004. The recommended record date at VPC, for the right to receive dividends, will be May 3. If the AGM votes to approve the Board’s recommendations, dividends are expected to be distributed by VPC on May 6, 2004.

Review of Profit Centers

Stronger position within mobile communications, negative fixed consumer trend broken and robust earnings improvement in Sweden

Aggressive market initiatives with attractive new offerings enabled Telia to strengthen its position on the Swedish mobile market within all customer segments during 2003. By posting a more than 25,000 increase in the number of fixed-voice consumer customers during December, Telia broke the negative trend in the consumer segment, prevailing since the introduction of the carrier preselect reform.

New control forms with continued streamlining and sharp focus on costs, synergies from the merger and the full impact of the streamlining efforts implemented in 2002 resulted in powerful earnings improvement for 2003.

The weak market growth affected net sales. External net sales fell 1 percent to SEK 41,385. Increased price competition had a negative impact on sales especially in the second half of the year.

The robust earnings growth meant that operating income excluding non-recurring items increased 24 percent to SEK 11,150 million. Earnings were increased by SEK 400 million through the release of the reserve for the dispute with Tele2 and Vodafone on termination rates. Certain development projects shifted focus, which entailed a write-down of SEK 400 million, of which SEK 300 million in the fourth quarter.

EBITDA excluding non-recurring items increased 11 percent to SEK 17,637 million and the margin strengthened to 42 percent (37).

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

SEK million, except	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
percentages	2003	2002	2003	2002

Net sales	10,757	11,369 *)	42,364	43,562 *)
of which external	10,544	10,528	41,385	41,683
EBITDA	4,017	4,175	17,296	14,977
EBITDA excl. non-recurring items	3,988	4,238	17,637	15,896
Margin (%)	37.1	37.3	41.6	36.5
Operating income	2,201	2,482	10,809	8,035
Operating income excl non-recurring items	2,172	2,412	11,150	8,970
CAPEX	1,220	1,365	3,103	4,655

*) Pro forma net sales 2002 include certain intercompany sales, which were only eliminated on Group level. The impact is SEK 403 million in the fourth quarter and SEK 557 million for the full year.

During the year, the number of employees was reduced by 549 employees. In addition, 376 employees were redundant at year-end. Costs for these redundancies are covered by the provision of SEK 341 million made in 2003.

CAPEX declined due to effective investment management, which led to higher capacity utilization in the networks, and the renegotiation of certain supplier contracts. During the year, SEK 407 million (646) was invested in mobile communications and SEK 2,696 million (4,009) in fixed communications, including broadband and mobile-supporting investments.

Customer segments
 Telia completed several activities to strengthen customer loyalty by launching new attractive offers, simplifying services and improving customer support. At year-end, nearly one million private consumers had registered for the customer loyalty and retention program “Telia Fördel”.

Many offers were aimed at private consumers. The year-end loyalty campaign “Vi bjuder” used customer benefits for customers who bought more than one service. The “Telia Favorit” offer gives customers a 30 percent lower per-minute rate to five pre-selected phone numbers in Sweden. To strengthen the fixed voice offering, “Telia Fritid” was launched at the beginning of 2004, enabling customers to make calls without per-minute charges during evenings and weekends for a monthly fee of SEK 30.

The service “Telia Go” was launched to simplify the use of mobile Internet services. Within mobile communications, the “Mobil 25” subscription was introduced in the beginning of 2004. This subscription gives consumers 25 free call minutes and reduced SMS prices for a monthly fee of SEK 50.

New broadband services were developed, 8 Mbps with ADSL technology and 10 Mbps with VDSL technology. The support function “Telia Kom Igång” was established to help customers install broadband. During the year, the geographic ADSL coverage was extended and

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

ADSL can now be offered to 78 percent of the households and to 86 percent of the business customers.

Several prizes and awards were received during the year. The readers of the industry magazine “Mobil” awarded Telia Go as the best mobile service of the year. For the third consecutive year, the industry magazine ranked the network as the best GSM network in Sweden. Telia also won the category for the best GPRS network.

Telia also improved its rankings in the 2003 measurements of the Swedish Quality Index (SKI), in which business customers voted Telia as the No. 1 provider of mobile communications.

To get closer to small and medium-size business customers, a regional sales organization was created. To enable targeted offers, customers were segmented based on their communications needs. Initiatives to help business customers use a wider variety of mobile functions were very successful.

In the Operators segment, broadband network construction agreements were signed with several additional municipalities. New mobile third party services were launched within mobile communications, enabling service providers to offer prepaid cards and use MMS to carry content services.

Mobile communications
 External net sales rose 5 percent to SEK 11,001 million within mobile communications. The number of mobile customers increased by 234,000 to 3,838,000. The number of subscription customers increased by 40,000 to 1,857,000 and prepaid card customers increased by 194,000 to 1,981,000. The number of customers through service providers climbed by 43,000 to 131,000.

EBITDA excluding non-recurring items climbed to SEK 5,529 million (5,217) and the margin improved to 45 percent (44).

Telia expects to launch 3G services commercially in March 2004, provided that terminals are available on the market. The UMTS network covers approximately 70 percent of the Swedish population, which is the highest in Europe. Network testing is underway together with 500 selected GSM customers. All of Telia’s GSM customers will be offered access to the UMTS network at no extra cost. Svenska UMTS-nät AB has invested SEK 1,221 million in the UMTS network to date.

The usage of recent cost efficient technology, such as EDGE would lower the cost of the build out in rural areas but is currently not accepted by the regulatory requirements. TeliaSonera is actively working for achieving an understanding for the need for a proper balance between the commercial and technical freedom in the 3G introduction in Sweden.

In order to secure future capacity for 3G services, TeliaSonera and Tele2 intend to buy Orange’s license in Sweden through their joint company Svenska UMTS-nät.

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Fixed communications
 External net sales fell 2 percent to SEK 30,384 million within fixed communications.

Voice sales decreased 4 percent to SEK 20,883 million. Traffic revenues dropped 9 percent to SEK 8,959 million, primarily due to reduced market shares as well as total market decline and price cuts.

Subscription and value-added services sales climbed 1 percent to SEK 11,924 million. Sales of value-added services surged due to increased demand for caller ID, conference calling and incoming call handling. The number of fixed voice subscriptions fell by 126,000 to 5,432,000 and the number of ISDN channels fell by 59,000 to 824,000.

Early in 2004, Telia took over Fortum’s 37,000 voice and Internet customers.

Increased demand, primarily for Internet access, improved sales within Internet and data services by 4 percent to SEK 7,985 million. During the year, the number of customers with broadband access increased by 78,000 to 399,000 and the number of customers with dial-up Internet access increased by 60,000 to 823,000.

Within fixed communications, EBITDA excluding non-recurring items increased to SEK 12,109 million (10,679) and the margin rose to 40 percent (34).

At the end of 2003, TeliaSonera submitted a proposal to the National Post and Telecom Agency (PTS) regarding opening the market for fixed subscriptions for competition.

Fourth quarter
 Fourth-quarter external net sales in Sweden were at the same level as in the fourth quarter 2002.

EBITDA dropped to SEK 4,017 million. EBITDA excluding non-recurring items decreased to SEK 3,988 million and the margin remained largely unchanged. The reduction compared to the previous year is mainly due to higher cost for marketing, price effects and larger than normal seasonal effects within fixed services.

Compared to the third quarter the drop in EBITDA is mainly due to seasonally high cost for marketing and subcontractors.

CAPEX dropped to SEK 1,220 million, of which SEK 171 million (73) referred to mobile communications and SEK 1,049 million (1,292) to fixed communications.

External net sales rose 8 percent to SEK 2,813 million within mobile communications. EBITDA excluding non-recurring items fell to SEK 1,263 million (1,423) and the margin decreased to 41 percent (47).

The number of subscribers increased by 76,000.

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Average traffic volume per customer and month (MoU) increased to 129 (127), while ARPU dropped to SEK 268 (281) due to price cuts and a larger share of prepaid card customers. Churn was 12 percent, at the same level as in the third quarter. SMS boomed and the number of SMS messages sent per customer and month surged to 22 (12), leading the share of non-voice traffic sales to climb to 10 percent.

Net sales fell 2 percent to SEK 7,732 million within fixed communications. Fixed voice dropped 4 percent, while Internet and data communications climbed 4 percent. EBITDA excluding non-recurring items decreased to SEK 2,726 million (2,815) and the margin improved to 36 percent (34).

Sustained profitability in fierce competition in Finland

In Finland, Sonera managed to sustain its performance, despite escalated competition following the introduction of mobile number portability. Net sales and earnings were positively affected by strong broadband growth and growth in mobile usage, and negatively affected by the drop in mobile subscriptions and price. The intensified market efforts and new offerings during the latter part of the year gained effect and in December, Sonera recorded a net inflow of new customers of 12,000.

Net sales increased 1 percent to SEK 17,697 million during the year even if price erosion affected net sales by -4 percent. The acquisition of the fixed network operator Auria affected sales by SEK 172 million, while the adjustment to accruals made earlier in the year affected sales by SEK -242 million. Disregarding these effects, sales increased 1 percent.

SEK million, except	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
percentages	2003	2002	2003	2002

Net sales	4,655	4,437	17,697	17,515
of which external	4,594	4,382	17,394	17,295
EBITDA	1,498	1,427	6,668	6,925
EBITDA excl. non-recurring items	1,553	1,562	6,738	6,869
Margin (%)	33.4	35.2	38.1	39.2
Operating income	314	217	1,981	2,112
Operating income excl non-recurring items	369	352	2,051	2,056
CAPEX	899	750	2,348	2,151

The adjustment of previous accruals and price erosion also significantly burdened earnings, and operating income excluding non-recurring items remained at the same level as for 2002.

EBITDA excluding non-recurring items dropped to SEK 6,738 million, and the margin fell to 38 percent (39). Auria affected EBITDA by SEK 47 million.

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

During the year, SEK 15 million was reserved for redundancies. As part of the synergies implementation, a billing platform was written down by SEK 55 million during the fourth quarter.

Additional streamlining measures were implemented in 2003. Duplicate functions within product and service development due to the merger with Telia were eliminated. Efficiency was also enhanced within administration and certain support functions. As a result, 400 jobs were discontinued during the year. 176 permanent employees were given a notice and the remainder of the reduction is handled through internal transfers, pension plans and non-renewal of temporary contracts.

SEK 1,132 million (898) was invested in mobile communications and SEK 1,216 million (1,253) in fixed communications. In mobile communications, these investments were concentrated to GPRS, EDGE and UMTS in order to realize high-capacity services, while the driving force behind CAPEX in fixed communications was increased usage of broadband services.

Customer segments
 To increase competitiveness, Sonera launched a wide range of new offerings.

In the consumer segment a successful Christmas campaign, the Sonera One offering, a service with single-rate domestic calling and SMS, and the “Sunday €1” campaign contributed to positive net sales of mobile subscriptions at the end of the year.

ZeroForty, a service aimed at the youth segment, was introduced at the end of the year. The service offers 1,000 SMSs included in a monthly fee and a single-rate domestic calling.

Easy to use mobile Internet services were launched within the Sonera Colour concept. One of the services was awarded as the best mobile service in Finland’s largest digital media contest.

During the year, customer service was improved. For consumers, a single telephone number was implemented for all types of inquiries. Customer service staff was reinforced and the staff was trained in handling the entire product range.

Transfer speeds in existing Internet services were increased while prices remained unchanged or, in certain cases, were reduced. The sales of broadband subscriptions were all time high.

For business customers, the sales units started to act as a single point of contact for the segment and the sales organization was restructured into four geographical areas in order to get closer to the customers.

In order to quickly offer high-speed mobile datacom services, Sonera began to implement EDGE in the GSM network. Efforts to build and test the UMTS network continued and the network will be opened for commercial use as soon as the technology is sufficiently mature.

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Sonera is a driving force within voice over IP. Broadband consumers are already able to use the Internet for voice communications. In 2003, a new type of VoIP service, which does not require customers to invest in equipment, was launched for large corporate customers as well.

Mobile communications
 The implementation of number portability on July 25 led to intense activity on the market. In mobile communications, external net sales decreased 3 percent to SEK 10,751 million. Price erosion affected net sales by -6 percent. EBITDA excluding non-recurring items dropped to SEK 5,200 million (5,662) and the margin fell to 48 percent (51). Disregarding the adjustment of accruals, sales decreased 1 percent, EBITDA excluding non-recurring items decreased to SEK 5,442 million and the margin fell to 49 percent.

The introduction of number portability entailed much higher churn on the Finnish market. Churn totaled 19.9 percent in the fourth quarter.

The number of mobile customers dropped during the year by 62,000 to 2,428,000. However, customers via service providers increased by 142,000 to 177,000 and Sonera’s service providers strengthened their market positions during the year.

The number of GPRS customers increased by 332,000 to 422,000.

Fixed communications
 During 2003, Sonera strengthened its market footprint through the acquisition of Auria, a fixed network operator with a strong presence in southwestern Finland. The acquisition added 126,000 fixed-voice equivalent subscriptions. Auria’s retail shops for home electronics are reported under TeliaSonera Holding.

For fixed communications, external net sales increased 7 percent to SEK 6,643 million. Fixed voice sales increased 3 percent to SEK 2,749 million, while sales for Internet and data services increased 4 percent to SEK 2,531 million. Other sales, including customer equipment, climbed 23 percent to SEK 1,363 million.

Excluding Auria, fixed communications external net sales climbed 4 percent in 2003.

EBITDA excluding non-recurring items increased to SEK 1,538 million (1,207) and the margin climbed to 23 percent (19).

The number of fixed voice subscriptions declined in the traditional local network areas. However, 126,000 additional subscriptions through the acquisition of Auria increased the number of equivalent subscriptions by 83,000 to 804,000.

The number of broadband customers increased by 68,000 to 150,000, of which 13,000 were from Auria.

The number of customers with dial-up Internet access fell by 26,000 to 155,000.

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Fourth quarter
 In the fourth quarter, net sales increased 5 percent to SEK 4,655 million. Excluding Auria, the increase was 1 percent.

Operating income excluding non-recurring items increased to SEK 369 million (352).

EBITDA excluding non-recurring items decreased to SEK 1,553 million (1,562) and the margin fell to 33 percent (35).

External net sales of mobile communications declined 1 percent to SEK 2,751 million, due to price erosion and customer loss. EBITDA excluding non-recurring items decreased to SEK 1,249 million (1,318) and the margin fell to 45 percent (47).

The number of customers fell by 13,000 during the quarter, while the number of customers via service providers increased by 82,000. The average traffic per customer and month increased to 164 minutes (153) and ARPU climbed to EUR 40.9 (39.3). The number of SMS messages sent per customer and month, 29, was at the same level.

External net sales for fixed communications increased 15 percent to SEK 1,843 million (1,608). The acquisition of Auria affected sales by SEK 172 million. Fixed voice climbed 13 percent to SEK 743 million, while sales for Internet and data services increased 3 percent to SEK 654 million due to strong demand for broadband services. Other sales increased 42 percent to SEK 446 million.

EBITDA excluding non-recurring items improved to SEK 304 million (244) and the margin rose to 16 percent (15). The impact of Auria was SEK 47 million in EBITDA.

Continued strong development in Norway

NetCom showed continued strong growth in both net sales and earnings despite much tougher competition during 2003. Robust customer growth, increased usage per customer and a strong SMS and MMS trend led to a 10 percent increase in net sales compared with the preceding year. In local currency, the increase was 17 percent. Price cuts had an impact of -4 percent.

SEK million, except	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
percentages	2003	2002	2003	2002

Net sales	1,459	1,492	6,081	5,537
of which external	1,449	1,485	6,011	5,482
EBITDA	550	493	2,499	2,133
EBITDA excl. non-recurring items	550	489	2,499	2,129
Margin (%)	37.7	32.8	41.1	38.5
Operating income	40	-68	423	-38
Operating income excl non-recurring items	40	-72	452	-42
CAPEX	382	358	861	1,094

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

EBITDA excluding non-recurring items increased 17 percent to SEK 2,499 million and the margin strengthened to 41 percent (38). In local currency, EBITDA improved 25 percent.

Operating income excluding non-recurring items improved to SEK 452 million (-42), attributable to increased EBITDA and lower depreciation due to exchange rate effects. The write-off of the MMS platform, as part of the synergies implementation, affected operating income by
SEK -29 million.

NetCom further strengthened its market position during the year. The efforts to simplify for customers are an important factor behind NetCom’s success in the market. During the year, the company was honored with two prizes at the Stella awards, one for its successful gain of market shares and one for combining easy to use services and price model with a clear market message.

The number of customers climbed by 107,000 to 1,195,000, with an increased proportion of subscription customers in the customer base.

The number of customers via service providers remained largely unchanged at 90,000.

The interconnect fee for termination in NetCom’s network was reduced on July 1 from NOK 1.11 to NOK 1.01 and in January 2004, the fee was further reduced to NOK 0.91.

NetCom’s customers are high-volume users of SMS and MMS, due to attractive prices as well as NetCom’s valuable cooperation with content providers. During the year, the number of SMS messages sent per customer and month rose to 76 (61).

The extensive use of SMS serves as a good platform for launching MMS services. On December 1, 2003, a fee of NOK 2.50 was implemented for each MMS sent. In the fourth quarter, NetCom’s customers sent a total of 4 million MMS.

Earlier in the year, NetCom signed an agreement with COOP in Norway, offering an attractive mobile price plan to COOP’s over 900,000 members. To increase focus on the SME segment, a cooperation agreement was signed with the distribution channel Telering.

The date for the commercial launch of 3G services is not yet decided.

Fourth quarter
 Moderate market activities and increased activity from competitors contributed to an 11 percent increase, in local currency, in fourth-quarter net sales. Price cuts had an impact of -5 percent. Due to currency fluctuation, net sales decreased 2 percent to SEK 1,459 million.

EBITDA excluding non-recurring items improved to SEK 550 million (489) and the margin increased to 38 percent (33).

Operating income excluding non-recurring items increased to SEK 40 million (-72).

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

The number of customers increased by 5,000 to 1,195,000.

The average traffic volume per customer and month increased to 167 (160) minutes and ARPU decreased to 351 NOK (358).

The number of SMS messages sent per customer and month increased to 77 (69).

Both fixed and mobile EBITDA positive in the fourth quarter in Denmark

In Denmark, TeliaSonera has focused on transforming the operations into a profitable business by restructuring the fixed line operations and launching new competitive offers for both fixed and mobile communications and cable TV.

Net sales increased 18 percent to SEK 3,278 million. Adjusting for accounting changes on mobile interconnect revenues, sales increased 12 percent.

SEK million, except	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
percentages	2003	2002	2003	2002

Net sales	1,036	625	3,278	2,783
of which external *)	1,012	648	3,188	2,593
EBITDA	123	-746	70	-1,849
EBITDA excl. non-recurring items	123	-495	70	-1,309
Margin (%)	11.9	-79.2	2.1	-47.0
Operating income	-35	-1,140	-561	-5,764
Operating income excl non-recurring items	-35	-685	-561	-2,234
CAPEX	157	191	391	953

*	)	External mobile interconnect revenues were previously reported in net, but a transition was made to reporting in gross during 2003. The change entails higher revenues of SEK 164 million. The change was made for the full year in the fourth quarter.

Earnings showed substantial improvement, attributable to strong development across all operations, and in 2003, positive EBITDA excluding non-recurring items was achieved at SEK 70 million (-1,309) in Denmark.

Reduced CAPEX is attributable to the restructuring of the fixed line operations and the completion of the GSM network in 2002.

Of CAPEX, SEK 173 (424) million referred to mobile communications and SEK 218 (529) million to fixed communications, including cable TV.

Mobile communications
 Despite tough competition and increased price pressure, Telia succeeded in growing its mobile customer base and improving profitability.

Strong customer growth increased external net sales by 75 percent to SEK 1,492 million despite price cuts of approximately 20 percent.

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Adjusting for accounting changes on mobile interconnect revenues, net sales grew 52 percent compared with the preceding year.

EBITDA excluding non-recurring items improved to SEK -91 million (-505).

The number of customers rose by 59,000 to 525,000. The launch of the TeliaXpress subscription, with attractive pricing for voice services and free usage of SMS, was an important factor behind the strong customer growth.

TeliaXpress contributed to a robust increase in SMS. During the year, the number of sent SMS messages per customer and month surged to 175 (39).

MMS also showed a significant increase and, in the second half of the year, Telia’s customers sent 651,000 MMS messages.

The date for the commercial launch of 3G services is not yet decided.

Fixed communications
 To improve the fixed line business, the operations were restructured and the product portfolio streamlined. Today, end-user offerings comprise fixed voice, ISDN and Internet access to consumers and business customers. For business customers, Telia also offers a limited selection of data services, including IP-VPN. On the wholesale market, Telia offers network services to operators and service providers.

Telia was the first operator in Denmark to launch a flat rate service for fixed voice to private consumers.

External net sales (excluding Stofa) decreased 9 percent to SEK 1,051 million. Price cuts had an impact of -10 percent.

The restructuring had a positive effect on earnings and EBITDA excluding non-recurring items improved to SEK -1 million (-891).

SEK 236 million of the restructuring reserve was disbursed in 2003, and the reserve totaled SEK 251 million on December 31.

In the cable TV company Telia Stofa, external net sales rose 9 percent to SEK 645 million due to customer growth and increased usage. Price increases affected sales by 6 percent.

EBITDA excluding non-recurring items improved to SEK 162 million (87). The number of cable TV customers increased by 7,000 to 195,000 and the number of broadband customers climbed by 23,000 to 104,000.

Telia Stofa introduced a flat rate broadband service during the year that enables families to connect several computers to the broadband network.

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Telia Stofa was the first Internet provider in Denmark to offer a mail scanning service that keeps customers’ mailboxes free of viruses and unwanted advertisements, i.e. spam.

Fourth quarter
 In the fourth quarter, net sales increased 66 percent to SEK 1,036 million. Adjusted for accounting changes, the sales increase was 40 percent. EBITDA excluding non-recurring items improved to SEK 123 million (-495).

In mobile communications, external net sales, adjusted for accounting changes, increased 73 percent to SEK 584 million. EBITDA excluding non-recurring items improved to SEK 52 million (-25).

The number of mobile customers increased by 21,000 to 525,000.

The average traffic volume per customer and month increased to 131 minutes (100) and ARPU climbed to DKK 230 (186).

In fixed communications, excluding Telia Stofa, external net sales decreased 5 percent to SEK 248 million while EBITDA excluding non-recurring items improved to SEK 30 million (-497).

In Telia Stofa, external net sales increased 11 percent to SEK 180 million and EBITDA excluding non-recurring items improved to SEK 40 million (28). The number of cable TV customers increased by 3,000 and the number of broadband customers by 8,000.

Baltic Countries

SEK million, except	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
percentages	2003	2002	2003	2002

Net sales	1,482	1,542	5,881	6,063
of which external	1,469	1,525	5,823	6,038
EBITDA	606	679	2,796	2,995
EBITDA excl. non-recurring items	606	704	2,846	3,020
Margin (%)	40.9	45.7	48.4	49.8
Income from associated companies	105	84	379	358
Operating income	235	229	994	1,182
Operating income excl non-recurring items	245	261	1,164	1,214
CAPEX	224	88	758	1,334

Strong mobile growth and turnaround programs in the fixed line business in Lithuania

Mobile communications
 The mobile operator Omnitel increased net sales 10 percent to SEK 2,032 million compared with the preceding year. Price cuts affected sales by -11 percent.

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Increased sales improved EBITDA excluding non-recurring items to SEK 900 million (736) and strengthened the margin to 44 percent (40). Operating income excluding non-recurring items increased to SEK 352 million (235).

The number of customers increased by 202,000 to 1,052,000.

In 2003, Omnitel launched a successful prepaid product comprising basic mobile services, simple pricing and convenient account refill. The company also enhanced its product portfolio of value-added services with services that enable customers to check on household energy, heating, water supply and other household equipment remotely.

In December 2003, TeliaSonera acquired Motorola’s 35 percent interest in Omnitel, thereby increasing its stake in the company from 55 to 90 percent.

In the fourth quarter, net sales increased 2 percent to SEK 511 million and EBITDA excluding non-recurring items increased to SEK 203 million (188). The number of customers climbed by 87,000 to 1,052,000. The number of SMS messages sent per customer and month decreased to 34 (35).

Fixed communications
 The fixed network operator Lietuvos Telekomas reported a 16 percent drop in net sales to SEK 2,136 million. Fixed voice sales decreased 15 percent to SEK 1,665 million due to price cuts of 5 percent and tough competition from the mobile sector. The number of fixed voice customers fell by 107,000 to 829,000, but the loss of customers almost ceased in December.

Internet and data services sales climbed 4 percent to SEK 340 million due to increased demand for Internet access, including broadband. Price cuts affected sales by -9 percent. The number of customers with ADSL jumped by 14,000 to 25,000 during the year.

Lower sales affected EBITDA excluding non-recurring items, which dropped to SEK 1,059 million (1,373) and the margin fell to 50 percent (54).

Operating income includes non-recurring items of SEK 170 million for impairment charges (real estate, network capacity and equipment) and redundancies. Excluding non-recurring items, operating income fell to SEK -124 million (153).

In the fourth quarter, net sales decreased to SEK 537 million (622) and EBITDA excluding non-recurring items decreased to SEK 225 million (321).

The fixed network operations are being restructured in order to turn the negative trend. The focus of these efforts is to reduce costs and concentrate harder on Internet and data communications. A new CEO was appointed in 2003.

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Strong mobile growth and good earnings in fixed line operations in Latvia

Mobile communications
 The mobile operator Latvijas Mobilais Telefons (LMT) increased net sales by 2 percent to SEK 1,855 million, due to customer growth. In local currency, the increase was 13 percent. Price cuts affected sales by -3 percent. The number of customers climbed by 87,000 to 534,000 and customers via service providers increased by 48,000 to 75,000.

EBITDA excluding non-recurring items improved to SEK 944 million (927) while the margin was unchanged at 51 percent. In local currency, EBITDA increased 13 percent.

Operating income excluding non-recurring items improved to SEK 632 million (494).

GPRS and MMS services were launched during the year.

Commercial 3G testing is scheduled to start in 2004.

In the fourth quarter, net sales increased 4 percent to SEK 474 million and EBITDA excluding non-recurring items increased to SEK 213 million (204). In local currency, net sales increased 14 percent and EBITDA 14 percent.

The number of customers climbed by 27,000 customers to 534,000 and customers via service providers increased by 9,000 to 75,000.

Fixed communications
 The fixed network operator Lattelekom (associated company, 49 percent holding) successfully carried out a cost-cutting program and increased efforts to develop its Internet and data communications business.

Lattelekom showed decreased sales but increased earnings compared with the preceding year.

Share of net income increased to SEK 117 million (74). After amortization of goodwill and fair value adjustments, income from Lattelekom remained at almost the same level as in 2002, SEK 205 million.

In the fourth quarter, share of net income from Lattelekom increased to SEK 32 million (1). After amortization of goodwill and fair value adjustments, income from Lattelekom increased to SEK 55 million (34).

Good performance in Estonia

Mobile communications
 The mobile operator EMT (associated company, 49 percent holding) reported increased net sales and earnings before tax compared with the preceding year. Share of net income totaled SEK 215 million (232). After amortization of goodwill and fair value adjustments, income from EMT was SEK 136 million (144).

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

EMT launched additional services for handling different types of micro payments.

MMS services were launched on the market.

EMT received one of three 3G licenses in Estonia and the company plans to launch commercial 3G services in 2005.

In the fourth quarter, share of net income was SEK 65 million (69). After amortization of goodwill and fair value adjustments, income from EMT totaled SEK 51 million (47).

Fixed communications
 The fixed network operator Eesti Telefon successfully reprofiled itself and changed its name to Elion during the year.

Elion (associated company, 49 percent holding) reported increased net sales and earnings compared with the preceding year. Share of net income increased to SEK 84 million (54). After amortization of goodwill and fair value adjustments, income from Elion was SEK 41 million (7).

In the fourth quarter, share of net income was SEK 12 million (15). After amortization of goodwill and fair value adjustments, income from Elion was SEK 4 million (3).

Continued strong growth and profit development in Eurasia

Fintur (consolidated as of September 2002) reported strong net sales and earnings in 2003. In local currency, sales increased 44 percent compared with the preceding year. The number of mobile customers rose by 771,000 to 2,385,000 while ARPU remained on the same level. Growth was primarily within prepaid cards.

SEK million, except	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
percentages	2003	2002	2003	2002

Net sales	808	633	2,742	847
of which external	807	633	2,740	847
EBITDA	404	356	1,490	457
EBITDA excl. non-recurring items	404	353	1,490	457
Margin (%)	50.0	55.8	54.3	54.0
Operating income	246	224	889	-76
Operating income excl non-recurring items	246	221	889	-76
CAPEX	348	190	990	234

The strong customer growth combined with maintained margins (54 percent) led to a sharp improvement in earnings during the year.

In the fourth quarter, the margin dropped, as planned, due to increased marketing activities.

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

The strong customer growth entailed high CAPEX, totaling 36 percent of net sales in 2003.

In March 2003, Fintur increased its holding in Moldcell from 77 to 100 percent.

In Kazakhstan, Kcell increased its customer base during the fourth quarter by 153,000 and through the year by 375,000 to 990,000.

In Azerbaijan, Azercell increased its customer base during the fourth quarter by 67,000 and through the year by 243,000 to 912,000.

In Georgia, Geocell increased its customer base during the fourth quarter by 32,000 and through the year by 109,000 to 307,000.

In Moldova, Moldcell increased its customer base during the fourth quarter by 10,000 and through the year by 44,000 to 176,000.

Nearly 3.2 million new customers and increased market share in Russia

MegaFon (associated company, 44 percent holding) reported strong growth in both net sales and earnings during the year. The company strengthened its market position by boosting its number of customers by 3,145,000 to 6,175,000 customers. The highest absolute increase in customers was in the North-West region. Areas where market shares were won include Moscow and the Urals.

	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
SEK million	2003	2002	2003	2002

Share of net income	174	27	709	168
Amortization of goodwill and fair value adjustments	-47	-56	-200	-231

Income from associated companies	127	-29	509	-63

Operations in Siberia were launched in December. At year-end, MegaFon had commercial operations in all major regions except Far East.

In the fourth quarter, MegaFon added 847,000 new customers. Customer growth was strongest in the North-West region, Caucasus and Volga, which accounted for about 79 percent of the customer growth.

The share of net income from MegaFon increased to SEK 709 million (168) in 2003. After amortization of goodwill and fair value adjustments, income from MegaFon increased to SEK 509 million (-63).

In the fourth quarter, the share of net income from MegaFon increased to SEK 174 million (27) and after amortization of goodwill and fair value adjustments, income from MegaFon increased to SEK 127 million (-29).

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Strong customer growth and improved profitability in Turkey

Turkcell (associated company, 37 percent holding) reported a strong positive trend in both net sales and earnings during the year. The number of customers climbed by 3,300,000 to 19,000,000, of which 14,200,000 were prepaid customers. In the fourth quarter, Turkcell added 800,000 customers.

	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
SEK million	2003	2002	2003	2002

Share of net income (US GAAP)*)	313	224	600	70
IFRS/IAS adjustments	81	294	706	551
Amortization of goodwill and fair value adjustments	-154	-236	-688	-954
Income from associated companies	240	282	618	-333

*) Turkcell’s financials are included in TeliaSonera’s reporting with a one-quarter lag.

Price pressure intensified in 2003, but Turkcell successfully defended its leading position using loyalty programs and volume-based offerings. The traffic volume per customer climbed.

Share of net income from Turkcell increased to SEK 600 million (70). After inflation adjustments, amortization of goodwill and fair value adjustments, income from Turkcell increased to SEK 618 million (-333). Amortization of goodwill and fair value adjustments was affected by the reduction in Turkcell goodwill in the fourth quarter, which has been retroactively reflected in all quarters for 2003. The change increased income from associated companies by SEK 291 million for 2003. Comparative figures for 2002 have not been restated.

In the fourth quarter, share of net income from Turkcell increased to SEK 313 million (224). After inflation adjustments, amortization of goodwill and fair value adjustments, income from Turkcell decreased to SEK 240 million (282).

The high inflation rate in Turkey during 2003 increased TeliaSonera’s carrying value of Turkcell by SEK 1,372 million. In the long term, we believe that inflation should be reflected in the value of the Turkish lira and that the increase of the carrying value may therefore be temporary.

TeliaSonera has during the year actively worked for a proper corporate governance model in Turkcell and has declared its preparedness to increase its shareholding to a controlling stake, should the opportunity arise and the conditions be beneficial from a TeliaSonera shareholder value point of view.

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Positive EBITDA and positive operating income in International Carrier at year-end

During the year, Telia’s and Sonera’s international carrier operations were integrated and Telia’s carrier business successfully restructured. In the fourth quarter, the carrier business showed positive cash flow, excluding restructuring costs as well as positive operating income excluding non-recurring items.

Net sales decreased 29 percent to SEK 4,892 million due to a deliberate decision to close down operations in Asia, domestic capacity operations in the United States and domestic voice reseller operations in the United Kingdom and Germany. The decrease is also attributable to prioritizing profitable voice destinations and customers. During the year, a sound base was created to support revenue line growth.

SEK million, except	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
percentages	2003	2002	2003	2002

Net sales	1,020	1,663	4,892	6,861
of which external	690	1,394	3,589	5,577
EBITDA	425	-1,553	237	-6,004
EBITDA excl. non-recurring items	100	-384	144	-1,225
Margin (%)	9.8	-23.1	2.9	-17.9
Operating income	344	-1,672	-259	-12,080
Operating income excl non-recurring items	44	-501	-298	-1,992
CAPEX	30	389	239	1,117

The merger enabled TeliaSonera to strengthen its market position in the Nordic countries, the Baltic countries and the European part of Russia. Today, TeliaSonera International Carrier defends a position as one of the major wholesale players in the European market.

Despite decreased net sales, EBITDA excluding non-recurring items improved to SEK 144 million (-1, 225) and operating income excluding non-recurring items improved to SEK -298 million (-1,992).

Non-recurring items had a positive effect on operating income in the amount of SEK 39 million. Provisions and other one-off items related to the integration of the Telia and Sonera carrier operations totaled SEK 455 million in 2003. Lower than expected restructuring costs, mainly due to the French project but also to redundancies in Sweden and customer contracts, enabled a fourth-quarter reversal of SEK 394 million of the restructuring reserve. Fluctuations in exchange rates on the restructuring reserve had a positive impact of SEK 100 million.

During the year, SEK 1,159 million of the reserve was utilized for restructuring Telia’s carrier operations. As per December 31, SEK 2,267 million of the reserve remained. Up to SEK 1,500 million is expected to be disbursed in 2004. The remaining part will be used later during the phase-out of long-term contracts.

Of the restructuring reserve for synergies implementation, SEK 342 million remained as per December 31 after the disbursement of SEK 23 million during the fourth quarter.

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

CAPEX decreased compared with the preceding year and was strictly customer-related or dedicated to reducing operating costs.

Fourth quarter
 Net sales decreased 8 percent compared with the third quarter. EBITDA excluding non-recurring items increased to SEK 100 million (-384). Positive cash flow, excluding restructuring costs, was reached during the fourth quarter. Positive operating income excluding non-recurring items was also attained in the quarter.

The reversal of the restructuring reserve, write-downs for synergies implementation and exchange rate effects on the restructuring reserve affected operating income by SEK 300 million during the quarter.

TeliaSonera Holding

During the year, some 30 holdings were sold in whole or in part. The greatest impact on earnings was the divestiture of the holdings in Bharti Mobile and Netia as well as Response within the Telefos Group (49 percent stake).

TeliaSonera reduced its voting power in Overseas Telecom AB from 65 to 42 percent during the year, which means that the company is reported as an associated company starting in the third quarter.

During the third quarter, Telia Credit and Telia Promotor were moved from TeliaSonera Holding to TeliaSonera Sweden. At the same time, leasing operations concerning TeliaSonera’s own products were transferred from Telia Finans to Telia Credit. Telia Finans will only finance products outside the Group. At the beginning of 2004, an agreement was signed to divest Telia Finans to the Dutch financing company De Lage Landen International B.V. yielding cash inflow of approximately SEK 6.2 billion and a capital gain of approximately SEK 0.5 billion.

SEK million, except	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
percentages	2003	2002	2003	2002

Net sales	599	400	1,982	2,180
of which external	486	358	1,611	1,952
EBITDA	139	-493	196	-3,665
EBITDA excl. non-recurring items	139	87	196	243
Margin (%)	23.2	21.8	9.9	11.1
Income from associated companies	-2	-22	-1,176	-32,773
Operating income	-17	-394	-1,363	-38,438
Operating income excl non-recurring items	195	70	-243	-943
CAPEX	23	23	213	153

The holdings in Infonet Services Corp. and Metro One were written down by SEK 1,028 million and SEK 151 million, respectively, in light of weak earnings development and decline in the share price. Additional write-downs totaling SEK 473 million were made in venture capital companies.

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

During the fourth quarter, the satellite company Inmarsat was divested, contributing a capital gain of SEK 80 million. TeliaSonera’s stake in Metro One was reduced from 24 to 7 percent, which led to a capital loss of SEK 158 million. The remaining holding in Metro One was divested in the beginning of 2004. The divestiture incurred a minor capital loss for which a reserve was made in the final accounts for 2003.

In November, an agreement was signed for the sale of KI Consulting, which is part of the Telefos Group, to TietoEnator. The deal was completed in the beginning of January 2004 and incurred a minor capital gain and a cash injection of SEK 660 million in Telefos. The main part of the cash has been used to amortize loans to TeliaSonera in January 2004.

In December, TeliaSonera signed an agreement for the sale of its 37 percent holding in INGROUP to Manpower Solutions. The deal is scheduled for completion in February 2004 pending the approval of the competition authorities. The divestiture entails a capital loss for which a reserve of SEK 102 million was made in the fourth quarter.

In December, Yahoo!, which holds 15 percent of Sonera Zed, announced that the company does not intend to exercise its option to buy the remaining shares in the company and in January 2004, Yahoo! exercised its option to sell back its 15 percent stake to TeliaSonera. TeliaSonera will now seek other ways to divest Sonera Zed. Zed had a satisfactory earnings trend during 2003 and net sales climbed from SEK 373 million to SEK 753 million.

The Spanish government reduced its requirements on bank guarantees for Xfera (3G investments in Spain) during the year. The counter guarantees issued by TeliaSonera to the Spanish state were thereby reduced from EUR 383 million to EUR 98 million. TeliaSonera anticipates that the arbitration proceedings related to Xfera shares held by Vodafone will result in a ruling whereby TeliaSonera will purchase an additional 2.2 percent stake in Xfera, paying approximately EUR 9.5 million in purchase price, interest and arbitration expenses. Accordingly, the counter guarantees are anticipated to increase by EUR 11 million to approximately EUR 110 million. The TeliaSonera commitment to invest EUR 368 million, after the additional 2.2 percent stake, in Xfera will be reduced as a result of the ongoing negotiations between the owners.

During the fourth quarter, TeliaSonera increased its provisions for guarantee commitments for Ipse (3G investments in Italy) by SEK 153 million.

Auria’s retail shops for home electronics were transferred to TeliaSonera Holding. Auria affected net sales by SEK 192 million and EBITDA by SEK 4 million in the fourth quarter.

In 2003, net sales for comparable units increased 32 percent in TeliaSonera Holding.

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Non-recurring items affected operating income by SEK -1,120 million, of which capital gains comprised SEK 231 million and write-downs SEK -1,351 million.

Improved earnings in Sonera Zed, Telefos, SmartTrust and Payphone, as well as the dissolution of a reserve of SEK 154 million for the associated company AUCS, contributed to improved operating income excluding non-recurring items of SEK -243 million (-943). Infonet, Metro One and INGROUP had a negative effect on earnings.

Stockholm, February 11, 2004

Anders Igel President and CEO

This report has not been reviewed by TeliaSonera’s auditors.

Financial Information
Annual Report 2003	Early April, 2004*)
Interim Report January-March 2004	April 28, 2004
Annual General Meeting	April 28, 2004
Interim Report January-June 2004	July 28, 2004
Interim Report January-September 2004	October 27, 2004

*) The Annual Report will be published at www.teliasonera.com/ir and will be available at TeliaSonera’s Corporate Headquarters, Sturegatan 1, Stockholm, Sweden. It will also be sent by mail to shareholders who have requested printed reports.

Questions regarding content:
TeliaSonera AB
Investor Relations
SE—106 63 Stockholm, Sweden
Tel. +46 8 504 550 00
Fax +46 8 611 46 42
www.teliasonera.com/ir

Shareholders with questions
regarding the distribution of
Ordering of individual printed	financial reports or for change of
reports:	address:
Tel. +46 372 851 42	Tel. +46 8 449 88 16
Fax +46 372 843 56	Fax +46 8 449 88 10
www.teliasonera.com/ir	E-mail: teliasonera@strd.se

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Condensed Consolidated Income Statements

In millions, except	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec	Jan-Dec
per share data and	2003	2002	2003	2003	2002
no. of shares	SEK	SEK	SEK	EUR	SEK

Net sales	21,054	20,945	81,772	9,010	80,979
Operating expenses	-13,612	-16,764	-51,450	-5,669	-65,579

EBITDA	7,442	4,181	30,322	3,341	15,400
Depreciation, amortization and write-downs	-4,559	-4,503	-17,564	-1,935	-28,319
``Income from associated companies	499	368	382	42	-33,039

Operating income	3,382	46	13,140	1,448	-45,958
Net financial revenues and expenses	-282	-126	-794	-88	-833

Income after financial items	3,100	-80	12,346	1,360	-46,791
Income taxes	-116	3,175	-3,706	-408	14,409
Minority interests	-288	-87	-969	-107	-508

Net income	2,696	3,008	7,671	845	-32,890

Earnings/loss per share Basic	0.58	0.64	1.64	0.18	-7.03
Diluted	0.58	0.64	1.64	0.18	-7.03
Weighted average no. of shares (thousands) Basic	4,675,232	4,675,232	4,675,232	4,675,232	4,675,232
Diluted	4,676,245	4,676,232	4,676,040	4,676,040	4,676,262

EBITDA excl non-recurring items	7,143	6,355	30,690	3,382	25,457
Operating income excl. non-recurring items	3,330	2,150	14,831	1,634	5,992

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Condensed Consolidated Balance Sheets

	Dec 31,	Dec 31,	Dec 31,
	2003	2003	2002
In millions	SEK	EUR	SEK

Assets
Intangible fixed assets	61,820	6,811	68,095
Tangible fixed assets	49,161	5,417	55,023
Financial fixed assets	42,061	4,634	48,533
Total fixed assets	153,042	16,862	171,651
Inventories, etc.	501	55	554
Receivables	24,170	2,663	26,518
Short-term investments	8,658	954	3,826
Cash and bank	3,689	407	2,821
Total current assets	37,018	4,079	33,719

Total assets	190,060	20,941	205,370

Shareholders’ equity and liabilities
Shareholders’ equity	112,393	12,384	108,829
Minority interests	3,441	379	5,120
Provisions for pensions and employee contracts	522	57	183
Deferred tax liability, other provisions	14,775	1,628	18,141
Total provisions	15,297	1,685	18,324
Long-term loans	25,867	2,850	31,336
Short-term loans	4,687	517	12,608
Non-interest bearing liabilities	28,375	3,126	29,153
Total liabilities	58,929	6,493	73,097

Total shareholders’ equity and liabilities	190,060	20,941	205,370

Condensed Consolidated Cash Flow Statements

	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec	Jan-Dec
	2003	2002	2003	2003	2002
In millions	SEK	SEK	SEK	EUR	SEK

Cash flow from operating activities	6,651	6,586	26,554	2,926	20,717
Intangible and tangible assets acquired (cash CAPEX)	-3,342	-2,914	-9,055	-998	-11,183
Free cash flow	3,309	3,672	17,499	1,928	9,534
Cash flow from other investing activities	894	3,061	3,334	367	7,685
Total cash flow from investing activities	-2,448	147	-5,721	-631	-3,498
Cash flow before financing activities	4,203	6,733	20,833	2,295	17,219
Cash flow from financing activities	-903	-6,231	-14,162	-1,560	-21,889
Cash flow for the period	3,300	502	6,671	735	-4,670

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Segment Information

	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
SEK million	2003	2002	2003	2002

Net sales 1)
Sweden	10,757	11,369	42,364	43,562
Mobile	3,118	3,050	12,312	11,846
Fixed 2)	7,639	8,319	30,052	31,716
Finland	4,655	4,437	17,697	17,515
Mobile	2,786	2,806	10,898	11,208
Fixed 2)	1,869	1,631	6,799	6,307
Norway — mobile	1,459	1,492	6,081	5,537
Denmark	1,036	625	3,278	2,783
Mobile	431	277	1,552	1,021
Fixed 2)	605	348	1,726	1,762
Baltic countries	1,482	1,542	5,881	6,063
Lithuania — mobile	511	500	2,032	1,840
Lithuania — fixed	537	623	2,136	2,557
Latvia — mobile	474	456	1,855	1,815
Other	-40	-37	-142	-149
Eurasia — mobile	808	633	2,742	847
Russia	0	-1	0	2
International Carrier	1,020	1,663	4,892	6,861
Holding	599	400	1,982	2,180
Corporate	1	1	4	21
Eliminations	-763	-1,216	-3,149	-4,392

The Group	21,054	20,945	81,772	80,979

1) For information about external net sales per product area: www.teliasonera.com/ir

2) Including eliminations between fixed and mobile communications

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
SEK million	2003	2002	2003	2002

EBITDA
Sweden	4,017	4,175	17,296	14,977
Mobile	1,263	1,531	5,529	5,217
Fixed	2,754	2,644	11,767	9,760
Finland	1,498	1,427	6,668	6,925
Mobile	1,185	1,318	5,136	5,662
Fixed	313	109	1,532	1,263
Norway — mobile	550	493	2,499	2,133
Denmark	123	-746	70	-1,849
Mobile	52	-25	-91	-505
Fixed	71	-721	161	-1,344
Baltic countries	606	679	2,796	2,995
Lithuania — mobile	203	187	900	735
Lithuania — fixed	225	294	1,009	1,346
Latvia — mobile	213	200	944	923
Other	-35	-2	-57	-9
Eurasia — mobile	404	356	1,490	457
Russia	0	0	0	0
Turkey	0	0	0	0
International Carrier	425	-1,553	237	-6,004
Holding	139	-493	196	-3,665
Corporate	-316	-181	-964	-591
Eliminations	-4	24	34	22

The Group	7,442	4,181	30,322	15,400

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
SEK million	2003	2002	2003	2002

EBITDA excl. non-recurring items
Sweden	3,988	4,238	17,637	15,896
Mobile	1,263	1,423	5,529	5,217
Fixed	2,725	2,815	12,108	10,679
Finland	1,553	1,562	6,738	6,869
Mobile	1,249	1,318	5,200	5,662
Fixed	304	244	1,538	1,207
Norway — mobile	550	489	2,499	2,129
Denmark	123	-495	70	-1,309
Mobile	52	-25	-91	-505
Fixed	71	-470	161	-804
Baltic countries	606	704	2,846	3,020
Lithuania — mobile	203	188	900	736
Lithuania — fixed	225	321	1,059	1,373
Latvia — mobile	213	204	944	927
Other	-35	-9	-57	-16
Eurasia — mobile	404	353	1,490	457
Russia	0	0	0	0
Turkey	0	0	0	0
International Carrier	100	-384	144	-1,225
Holding	139	87	196	243
Corporate	-316	-180	-964	-603
Eliminations	-4	-19	34	-20
The Group
The Group	7,143	6,355	30,690	25,457
The Group

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
SEK million	2003	2002	2003	2002

Depreciation, amortization and write downs
Sweden	-1,813	-1,689	-6,481	-6,938
of which amortization of goodwill and fair value adjustments	-1	9	-3	6
Finland	-1,228	-1,214	-4,757	-4,836
of which amortization of goodwill and fair value adjustments	-600	-544	-2,240	-2,201
Norway	-510	-560	-2,076	-2,170
of which amortization of goodwill and fair value adjustments	-302	-342	-1,260	-1,347
Denmark	-145	-387	-619	-3,911
of which amortization of goodwill and fair value adjustments	3	15	-14	-22
Baltic countries	-476	-535	-2,181	-2,171
of which amortization of goodwill and fair value adjustments	-94	-136	-529	-548
Eurasia	-157	-127	-600	-250
of which amortization of goodwill and fair value adjustments	-43	-14	-176	-40
International Carrier	-81	-116	-496	-6,075
of which amortization of goodwill and fair value adjustments	0	-1	-1	-1
Holding	-154	119	-383	-2,002
of which amortization of goodwill and fair value adjustments	0	18	-3	67
Corporate	-4	-1	-12	-2
Eliminations	9	7	41	36

The Group	-4,559	-4,503	-17,564	-28,319

of which amortization of goodwill and fair value adjustments	-1,038	-995	-4,227	-4,086

Year-End Report January-December 2003. TeliaSonera AB -publ , Corporate Reg. No. 556103-4249, Registered office: Stockholm

	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
SEK million	2003	2002	2003	2002

Income from associated companies
Sweden	-2	-3	-6	-4
Finland	43	4	70	24
Denmark	-12	-7	-12	-4
Baltic countries	105	84	379	358
Latvia — fixed	55	34	205	207
Share of net income	32	1	117	74
Amortization of goodwill and fair value adjustments	23	33	88	133
Estonia — mobile	51	47	136	144
Share of net income	65	69	215	232
Amortization of goodwill and fair value adjustments	-14	-22	-79	-88
Estonia — fixed	4	3	41	7
Share of net income	12	15	84	54
Amortization of goodwill and fair value adjustments	-8	-12	-43	-47
Eurasia	—	-5	—	-283
Share of net income	—	-5	—	-232
Amortization of goodwill and fair value adjustments	—	—	—	-51
Russia	127	-29	509	-63
Share of net income	174	27	709	168
Amortization of goodwill and fair value adjustments	-47	-56	-200	-231
Turkey	240	282	618	-333
Share of net income -U.S. GAAP	313	224	600	70
IFRS/IAS adjustments	81	294	706	551
Amortization of goodwill and fair value adjustments	-154	-236	-688	-954
Holding	-2	-22	-1,176	-32,773
Share of net income	75	-450	-271	-1,608
Capital gains/losses	-87	-40	251	2,404
Write-downs	-163	151	-1,435	-34,073
Amortization of goodwill and fair value adjustments	173	317	279	504
Corporate	0	64	0	39
Eliminations	0	0	0	0

The Group	499	368	382	-33,039

Year-End Report January-December 2003. TeliaSonera AB -publ , Corporate Reg. No. 556103-4249, Registered office: Stockholm

	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
SEK million	2003	2002	2003	2002

Operating income
Sweden	2,201	2,482	10,809	8,035
Finland	314	217	1,981	2,112
Norway	40	-68	423	-38
Denmark	-35	-1,140	-561	-5,764
Baltic countries	235	229	994	1,182
Eurasia	246	224	889	-76
Russia	127	-28	509	-63
Turkey	240	282	618	-333
International Carrier	344	-1,672	-259	-12,080
Holding	-17	-394	-1,363	-38,438
Corporate	-320	-118	-976	-554
Eliminations	7	32	76	59

The Group	3,382	46	13,140	-45,958

	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
SEK million	2003	2002	2003	2002

Operating income excl. non-recurring items
Sweden	2,172	2,412	11,150	8,970
Finland	369	352	2,051	2,056
Norway	40	-72	452	-42
Denmark	-35	-685	-561	-2,234
Baltic countries	245	261	1,164	1,214
Eurasia	246	221	889	-76
Russia	127	-28	509	-43
Turkey	240	282	618	-333
International Carrier	44	-501	-298	-1,992
Holding	195	70	-243	-943
Corporate	-320	-157	-976	-605
Eliminations	7	-5	76	20

The Group	3,330	2,150	14,831	5,992

	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
SEK million	2003	2002	2003	2002

CAPEX
Sweden	1,220	1,365	3,103	4,655
Finland	899	750	2,348	2,151
Norway	382	358	861	1,094
Denmark	157	191	391	953
Baltic countries	224	88	758	1,334
Eurasia	348	190	990	234
International Carrier	30	389	239	1,117
Holding	23	23	213	153
Corporate	53	4	57	18
Eliminations	0	2	0	1

The Group	3,336	3,360	8,960	11,710

Year-End Report January-December 2003. TeliaSonera AB -publ , Corporate Reg. No. 556103-4249, Registered office: Stockholm

	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
	2003	2002	2003	2002

Number of employees
Sweden
At the end of the period	10,712	11,261	10,712	11,261
Average for the period	9,885	11,014	10,254	11,268
Finland
At the end of the period	6,661	6,235	6,661	6,235
Average for the period	6,397	6,263	5,984	6,266
Norway
At the end of the period	722	734	722	734
Average for the period	725	709	718	724
Denmark
At the end of the period	1,030	1,105	1,030	1,105
Average for the period	979	1,058	1,014	1,202
Baltic countries
At the end of the period	4,741	5,691	4,741	5,691
Average for the period	4,499	5,684	5,011	5,870
Eurasia
At the end of the period	1,024	879	1,024	879
Average for the period	953	622	962	357
Russia
At the end of the period	1	1	1	1
Average for the period	1	2	1	2
Turkey
At the end of the period	3	3	3	3
Average for the period	3	4	3	4
International Carrier
At the end of the period	555	914	555	914
Average for the period	556	924	658	934
Holding
At the end of the period	947	1,410	947	1,410
Average for the period	1,000	1,588	1,038	2,467
Corporate
At the end of the period	298	227	298	227
Average for the period	240	230	263	227

The Group
At the end of the period	26,694	28,460	26,694	28,460
Average for the period	25,238	28,098	25,906	29,321

Year-End Report January-December 2003. TeliaSonera AB -publ , Corporate Reg. No. 556103-4249, Registered office: Stockholm

Quarterly Data

SEK million, except	Oct-Dec	Jul-Sep	Apr-Jun	Jan-Mar	Oct-Dec
per share data	2003	2003*	2003*	2003*	2002

Net sales	21,054	20,094	20,275	20,349	20,945
EBITDA	7,442	7,571	7,747	7,562	4,181
Depreciation, amortization and write-downs	-4,559	-4,337	-4,310	-4,358	-4,503
Income from associated companies	499	419	-620	84	368
Operating income	3,382	3,653	2,817	3,288	46
Income after financial items	3,100	3,353	3,121	2,772	-80
Net income	2,696	1,792	1,544	1,639	3,008
Earnings/loss per share
Basic -SEK	0.58	0.38	0.33	0.35	0.64
Diluted -SEK	0.58	0.38	0.33	0.35	0.64
Investments	4,474	1,899	2,121	1,951	3,651
of which CAPEX	3,336	1,889	2,059	1,676	3,360
Cash flow from operating activities	6,651	6,581	7,736	5,586	6,586
Free cash flow	3,309	5,138	5,155	3,897	3,672

EBITDA excl non-recurring items	7,143	7,915	8,070	7,562	6,355
Operating income excl. non-recurring items	3,330	4,177	4,036	3,288	2,150

*  Restated

Year-End Report January-December 2003. TeliaSonera AB -publ , Corporate Reg. No. 556103-4249, Registered office: Stockholm

Non-Recurring Items

	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
SEK million	2003	2002	2003	2002

Within EBITDA	299	-2,176	-368	-10,058
Restructuring charges, etc.:
Sweden	29	-63	-341	-919
Finland	—	-136	-15	56
Denmark	—	-252	—	-540
Lietuvos Telekomas	—	—	-50	—
Telia International Carrier	394	-1,170	394	-4,818
Synergy implementation costs:
Finland	-55	—	-55	—
International Carrier	-44	—	-401	—
Provisions -FX rate effect :
International Carrier	-25	—	100	—
Capital gains:
Primatel, Libancell, Gateway lease assets, Sonera Info Communications, etc.	—	353	—	1,658
Share write-downs/capital losses and other:
Ipse -3G Italy , etc.	—	-1,172	—	-5,425
Other investments	—	264	—	-70
Within Depreciation, amortization and write-downs	-35	-72	-203	-10,233
Write-downs:
Denmark	—	-199	—	-2,985
Lietuvos Telekomas	-10	—	-120	—
International Carrier	-25	—	-54	—
Telia International Carrier	—	-2	—	-5,309
Other	—	129	-29	-1,939
Within Income from associated companies	-212	145	-1,120	-31,659
Capital gains/losses:
Bharti Mobile	—	—	341	176
Pannon, Comsource, etc.	—	-6	—	2,238
Metro One	-110	—	-110	—
Write-downs:
Metro One	—	—	-151	—
Infonet	—	—	-1,028	—
Group 3 G	—	151	—	-34,073
Provisions and other:
INGROUP, etc.	-102	—	-172	—
Within Financial revenues and expenses	-213	—	-22	56
Capital gains/losses:
Netia	—	—	594	—
Metro One	-48	—	-48	—
Other financial investments	—	—	-42	155
Provisions:
Metro One	-12	—	-12	—
Ipse -3G Italy	-153	—	-153	—
Write-downs:
Other financial investments	—	—	-361	-99

Total	-161	-2,103	-1,713	-51,894

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Number of Customers 1)

	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
In thousands	2003	2003	2003	2003	2002

Consolidated operations
Mobile	11,957	11,492	11,103	10,763	10,559
Sweden	3,838	3,762	3,687	3,671	3,604
Finland	2,428	2,441	2,471	2,453	2,490
Norway	1,195	1,190	1,181	1,151	1,088
Denmark	525	504	484	438	466
Lithuania	1,052	965	905	855	850
Latvia	534	507	491	468	447
Eurasia	2,385	2,123	1,884	1,727	1,614
Internet	1,691	1,605	1,559	1,535	1,478
Sweden	1,222	1,185	1,155	1,130	1,084
of which broadband	399	380	365	346	321
Finland	305	274	265	268	263
of which broadband	150	119	103	94	82
Denmark, broadband	104	96	91	87	81
Lithuania	60	50	48	50	50
of which broadband	25	18	15	13	11
Cable TV, Denmark	195	192	191	189	188
Fixed voice	8,061	8,025	8,073	8,184	8,308
Sweden	6,256	6,324	6,354	6,369	6,441
Finland	804	691	702	712	721
Denmark	172	174	158	210	210
Lithuania	829	836	859	893	936
Associated companies
Mobile	25,653	23,992	21,892	20,300	19,158
Estonia	478	464	439	427	428
Russia	6,175	5,328	4,253	3,573	3,030
Turkey	19,000	18,200	17,200	16,300	15,700
Fixed voice	1,099	1,102	1,127	1,150	1,166
Latvia	654	657	676	694	701
Estonia	445	445	451	456	465

1) For further operational data: www.teliasonera.com/ir

Year-End Report January-December 2003. TeliaSonera AB -publ , Corporate Reg. No. 556103-4249, Registered office: Stockholm

TeliaSonera January-December 2003 — Legal 1)

Condensed Consolidated Income Statements

SEK million, except per
share data and number of	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
shares	2003	2002	2003	2002

Net sales	21,054	16,756	82,425	59,483
Costs of production	-12,203	-10,866	-46,688	-38,182

Gross income	8,851	5,890	35,737	21,301
Selling, admin., and R&D expenses	-6,506	-5,376	-23,161	-18,667
Other operating revenues and expenses, net	538	-1,617	1,752	-14,057
Income from associated companies	499	195	382	528

Operating income	3,382	-908	14,710	-10,895
Net financial revenues and expenses	-282	-201	-811	-721

Income after financial items	3,100	-1,109	13,899	-11,616
Income taxes	-116	3,075	-3,850	3,619
Minority interests	-288	-72	-969	-70

Net income	2,696	1,894	9,080	-8,067

Earnings/loss per share -SEK Basic	0.58	0.54	1.95	-2.58
Diluted	0.58	0.54	1.95	-2.58

Weighted average number of shares -thousands Basic	4,675,232	3,489,543	4,667,618	3,124,289
Diluted	4,676,245	3,490,538	4,668,426	3,125,314

1) Including Sonera operations and the new Baltic subsidiaries since December 3, 2002 and including Telia’s Finnish mobile operations and Swedish cable TV operations through May 31, 2003.

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Condensed Consolidated Balance Sheets

	Dec 31,	Dec 31,
SEK million	2003	2002

Assets
Intangible fixed assets	61,820	68,106
Tangible fixed assets	49,161	56,172
Financial fixed assets	42,061	48,534
Total fixed assets	153,042	172,812
Inventories, etc.	501	580
Receivables	24,170	26,607
Short-term investments	8,658	3,826
Cash and bank	3,689	2,831
Total current assets	37,018	33,844

Total assets	190,060	206,656
Shareholders’ equity and liabilities
Shareholders’ equity	112,393	108,829
Minority interests	3,441	5,120
Provisions for pensions and employee contracts	522	224
Deferred tax liability, other provisions	14,775	18,182
Total provisions	15,297	18,406
Long-term loans	25,867	32,124
Short-term loans	4,687	12,608
Non-interest-bearing liabilities	28,375	29,569
Total liabilities	58,929	74,301

Total equity and liabilities	190,060	206,656

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Condensed Consolidated Cash Flow Statements

	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
SEK million	2003	2002	2003	2002

Cash flow before change in working capital	5,144	2,754	25,964	11,111
Change in working capital	1,507	1,161	479	1,338
Cash flow from operating activities	6,651	3,915	26,443	12,449
Intangible and tangible fixed assets acquired (cash CAPEX)	-3,342	-2,712	-9,092	-8,572
Free cash flow	3,309	1,203	17,351	3,877
Cash flow from other investing activities	894	2,978	5,649	3,019
Total cash flow from investing activities	-2,448	266	-3,443	-5,553
Cash flow before financing activities	4,203	4,181	23,000	6,896
Cash flow from financing activities	-903	-2,384	-16,412	-10,344

Cash flow for the period	3,300	1,797	6,588	-3,448

Cash and cash equivalents, opening balance	8,565	3,669	5,465	8,923
of which short-term investments up to and including three months	5,213	1,750	2,634	7,405
of which cash and bank	3,352	1,919	2,831	1,518
Cash flow for the period	3,300	1,797	6,588	-3,448
Exchange rate differences in cash and cash equivalents	204	-1	16	-10
Cash and cash equivalents, closing balance	12,069	5,465	12,069	5,465
of which short-term investments up to and including three months	8,380	2,634	8,380	2,634
of which cash and bank	3,689	2,831	3,689	2,831

Net interest-bearing liability, opening balance	11,664	8,107	25,034	10,661
Change in net borrowings	-3,215	18,217	-16,485	16,507
Change in pension provisions	398	-1,290	298	-2,134
Net interest-bearing liability, closing balance	8,847	25,034	8,847	25,034

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Dec 31,	Dec 31,
SEK million	2003	2002

Opening balance	108,829	59,885
Underwriting expenses after tax posted directly to equity	—	16
Transactions with outside parties	-13	-57
Differences arising from translation of foreign operations	-8,101	1,719
Differences after tax on forward contracts used for equity hedge	—	8
Inflation adjustments	2,427	—
Fair value measurement of securities available for sale	—	14
Gains/losses on instruments used to hedge cash flow	-10	6
Dividend	-1,870	-600
New share issue	2,051	55,905
Net income for the period	9,080	-8,067
Closing balance	112,393	108,829

Long-Lived Assets

			Other
	Goodwill		intangibles		Tangibles

	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
SEK million	2003	2002	2003	2002	2003	2002

Opening balance	58,584	24,686	9,522	2,130	56,172	47,314
Purchases	1,903	30,929	1,292	5,119	8,446	9,244
Operations acquired	—	—	30	1,769	255	19,037
Dismantling/restoration	—	—	—	—	106	—
Sales/discards	—	-4	-131	-62	-356	-241
Operations divested	—	—	-5	—	-1,420	-3
Reclassifications	-458	2,618	432	1,233	-455	-870
Amortization, depreciation	-3,450	-1,572	-1,686	-535	11,872	-9,797
Write-downs, reversals of write-downs	-38	-366	-301	-203	-332	-8,388
CAPEX contribution from CATV customers	—	—	—	—	74	-2
Advances	—	—	0	—	49	-2
Inflation adjustments	—	—	—	—	-7	—
Exchange rate
differences	-3,619	2,293	-255	71	-1,499	-120
Closing balance	52,922	58,584	8,898	9,522	49,161	56,172

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Investments

	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
SEK million	2003	2002	2003	2002

CAPEX	3,336	8,449	9,373	14,345
Intangible fixed assets	107	4,725	850	5,119
Tangible fixed assets	3,229	3,724	8,523	9,226
Acquisitions	1,277	39,343	2,745	40,093
Goodwill and other fair value adjustments	1,157	30,921	2,413	30,929
Shares and participations	120	8,422	332	9,164

Total	4,613	47,792	12,118	54,438

Net Interest-Bearing Liability

	Dec 31,	Dec 31,
SEK million	2003	2002

Long-term and short-term loans	30,554	44,732
Less: Short-term investments, cash and bank	-12,347	-6,657

Net debt	18,207	38,075
Less: Interest-bearing financial assets	-6,112	-8,419
Interest-bearing receivables	-3,770	-4,846

Total net borrowings	8,325	24,810
Provisions for pensions	522	224

Total net interest-bearing liability	8,847	25,034

Changes in Share Capital

	Number of	Par value,	Share capital,
	shares	SEK/share	SEK thousand

Share capital, Dec 31, 1999	8,800,000	1,000.00	8,800,000
Bonus issue, May 20, 2000	—	1,036.80	323,840
Split 324:1, May 20, 2000	2,842,400,000	3.20	—
New share issue, June 16, 2000	150,000,000	3.20	480,000
Share capital, Dec 31, 2000	3,001,200,000	3.20	9,603,840
Share capital, Dec 31, 2001	3,001,200,000	3.20	9,603,840
New share issue, Dec 3, 2002	1,604,556,725	3.20	5,134,582
Share capital, Dec 31, 2002	4,605,756,725	3.20	14,738,422
New share issue, Feb 10, 2003	69,475,344	3.20	222,321
Share capital, Dec 31, 2003	4,675,232,069	3.20	14,960,743

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2003	2003	2002	2002
	Book	Fair	Book	Fair
SEK million	value	value	value	value

Equity participations in associated companies	20,401	23,315	23,027	19,341
Other holdings of securities	558	558	1,164	1,164
Other long- and short-term receivables	8,824	8,736	10,515	10,427
Short-term investments	278	278	1,192	1,192
Interest rate swaps received	2,178	2,178	8,666	8,666
Interest rate swaps paid	-2,084	-2,084	-8,139	-8,139
FX interest rate swaps received	5,989	5,989	12,298	12,298
FX interest rate swaps paid	-5,583	-5,583	-11,239	-11,239
Other currency derivatives	84	84	157	157

Total assets	30,645	33,471	37,641	33,867
Provisions for pensions	522	522	224	224
Long-term loans	25,908	26,991	32,122	32,630
Short-term loans	4,636	4,660	12,680	12,717
Interest rate swaps received	-1,314	-1,314	-7,369	-7,369
Interest rate swaps paid	1,442	1,442	7,584	7,584
FX interest rate swaps received	-1,754	-1,754	-2,213	-2,213
FX interest rate swaps paid	1,968	1,968	2,428	2,428
Other currency derivatives	85	85	158	158

Total liabilities	31,493	32,600	45,614	46,159
Less book value of:
- pensions	-522		-224
- accrued interest	-332		-500
- other currency derivatives	-85		-158
Book value of interest-bearing liabilities	30,554		44,732
FX swaps/forward contracts (portfolio)
Purchases of foreign currency	15,030	15,030	21,887	21,887
Sales of foreign currency	5,075	5,075	13,243	13,243

Deferred Tax

	Dec 31,	Dec 31,
SEK million	2003	2002

Deferred tax liability	8,537	10,673
Deferred tax benefit (incl. valuation reserve)	-14,960	-15,931

Net deferred tax benefit (-)/liability (+)	-6,423	-5,258

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Contingent Assets and Contingent Liabilities

	Dec 31,	Dec 31,
SEK million	2003	2002

Contingent assets	—	—
Collateral pledged
Real estate mortgages	20	20
Chattel mortgages	262	—
Shares in subsidiaries	570	90
Shares in associated companies	642	119
Current receivables	36	42
Blocked funds in bank accounts	1,259	102

Total	2,789	373
Contingent liabilities
Credit guarantees, associated companies	726	487
Performance guarantees, associated companies and other minority holdings	1,159	4,077
Other guarantees, etc.	1,038	1,220
FPG/PRI, other pension guarantees	176	222

Total	3,099	6,006

TeliaSonera has a dispute with Tele2 and Vodafone concerning interconnect prices in Sweden. TeliaSonera believes that it has recorded sufficient provisions.

Contractual Obligations

	Dec 31,	Dec 31,
SEK million	2003	2002

Intangible fixed assets	40	—
Tangible fixed assets	2,140	210
Associated companies and other minority holdings	3,093	2,665

Total	5,273	2,875

Exchange Rates

	Jan-Dec	Jan-Dec
Average SEK rate against	2003	2002

EUR	9.124051	9.162273
NOK	1.141992	1.220363
DKK	1.227867	1.233063
LVL	14.247708	15.785428
LTL	2.642622	2.648793
USD	8.082809	9.716717
TRL	0.000005	0.000007

Basis for Presentation
 General. As in the annual accounts for 2002, TeliaSonera’s consolidated financial statements for the three-month period and the year ended December 31, 2003, have been prepared in accordance with International Financial Reporting Standards (IFRS/IAS). The parent

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm company TeliaSonera AB’s financial statements have been prepared in accordance with the Annual Accounts Act and other Swedish regulations. This report has been prepared in accordance with IAS 34 “Interim Financial Reporting.”

Amounts and dates. Unless otherwise specified, all amounts are in millions of Swedish kronor (SEK million) or other currency specified and are based on the three-month period and the year ended December 31, 2003 for income statement items and as of December 31, 2003 for balance sheet items, respectively.

New accounting standards. IAS 41 “Agriculture” became effective on January 1, 2003. IAS 41 does not affect TeliaSonera’s operations.

On December 17, 2003, revisions to IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” were published. On December 18, 2003, IAS 15 “Information Reflecting the Effects of Changing Prices” was withdrawn and revisions were published to IAS 1 “Presentation of Financial Statements,” IAS 2 “Inventories,” IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” IAS 10 “Events after the Balance Sheet Date,” IAS 16 “Property, Plant and Equipment,” IAS 17 “Leases,” IAS 21 “The Effects of Changes in Foreign Exchange Rates,” IAS 24 “Related Party Disclosures,” IAS 27 “Consolidated and Separate Financial Statements,” IAS 28 “Investments in Associates,” IAS 31 “Interests in Joint Ventures,” IAS 33 “Earnings per Share” and IAS 40 “Investment Property.” The effective date for all revised standards is January 1, 2005. Earlier application is encouraged. TeliaSonera’s adoption of the revisions of IAS 2, IAS 8, IAS 10, IAS 16, IAS 17, IAS 21, IAS 24, IAS 28, IAS 31, IAS 32, IAS 33 and IAS 39 will not entail any restatements of comparative figures. When adopting IAS 1 and IAS 27 TeliaSonera will have to recognize the share of equity owned by external shareholders not as a separate line item on the face of the balance sheet but as a separate component within shareholders’ equity. Likewise, the minority share of income will not be recognized as a separate line item on the face of the income statement but as a disclosure on the face of the income statement of the allocation of profit or loss for the period. TeliaSonera does not own assets of the type regulated by IAS 40.

Restated segment reporting. TeliaSonera’s business organization was changed on January 1, 2003. Hence, segment information in this report has been restated.

Changed definitions and concepts. Effective January 1, 2003, the definition of EBITDA was changed. The previous definition Operating income before depreciation, amortization and write-downs was changed to Operating income before depreciation, amortization and write-downs and before Income from associated companies.

Underlying EBITDA was renamed EBITDA excluding non-recurring items, but indicates the same measure as previously. This means that the previous concept Items not reflecting underlying business operations has been changed to Non-recurring items.

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

A new profit measure, Operating income excluding non-recurring items, was introduced, consisting of Operating income less non-recurring items within EBITDA and also less write-downs within Depreciation, amortization and write-downs and less capital gains/losses and write-downs within Income from associated companies.

Furthermore, effective January 1, 2003, only capital gains/losses, write-downs, restructuring programs or similar items that represent more than SEK 100 million on an individual basis, will be reported as non-recurring. Comparable periods have not been restated.

Changes in Group Composition
 Sonera Oyj. As a result of a mandatory redemption offer, which expired on January 31, 2003, TeliaSonera acquired Sonera shares, including shares in the form of ADSs, representing 4.4 percent of the shares and votes. Following the completion of the mandatory redemption offer, TeliaSonera in total held 99.4 percent of Sonera shares and votes.

In addition, in December 2002, TeliaSonera commenced a separate compulsory acquisition proceeding under Finnish law pursuant to which the remaining holders of Sonera shares were required to surrender their Sonera shares to TeliaSonera for redemption at a fair price as determined under Finnish law. As required under Finnish law, an arbitral panel was appointed to hear and resolve any disputes concerning TeliaSonera’s right of redemption and the redemption price in the compulsory acquisition proceeding. On March 20, 2003, at the request of the arbitral panel, TeliaSonera issued a counter-indemnity for a bank guarantee for the payment of the redemption price plus accrued interest with respect to all outstanding Sonera shares not held by TeliaSonera. According to Finnish law, as a result of the arbitral panel’s acceptance of the bank guarantee, TeliaSonera became the sole record and beneficial owner of Sonera’s shares. Simultaneously, the Sonera share was delisted from the main list of Helsinki Exchanges. On June 26, 2003, the arbitral panel determined the redemption price for the remaining Sonera shares. The redemption price for the remaining Sonera shares plus accrued interest was paid on July 11, 2003.

Com Hem/Telia Finland. On June 5, 2003, TeliaSonera sold its Swedish cable TV operator Com Hem AB to EQT Northern Europe and on June 6, 2003, Telia’s Finnish mobile operations were sold to Finnet Oy. Telia agreed to dispose of these operations as part of its undertakings to the European Commission in the context of the merger between Telia and Sonera.

Bharti. In May 2002, an agreement was signed with the Indian company Bharti Tele-Ventures for the sale of TeliaSonera’s holding of 26 percent of the shares in the mobile operator Bharti Mobile Ltd. The transaction was completed on June 16, 2003.

Netia. As of December 31, 2002, TeliaSonera owned 48 percent of the share capital in the Polish company Netia S.A. (formerly Netia Holdings S.A.) As part of a financial restructuring, a conversion of lenders’ claims to equity in the company was completed on January 30, 2003, reducing TeliaSonera’s shareholding to 4.4 percent. On May 16, 2003,

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm the final step of Netia’s restructuring, which required the issuance of warrants to pre-restructuring shareholders of Netia, including TeliaSonera, was completed. TeliaSonera received subscription warrants entitling it to acquire an aggregate of 31,300,532 Netia shares.

On May 22, 2003, TeliaSonera’s 11 percent stake in the Polish long-distance operator Netia 1 Sp z o.o. was sold to the other shareholder Netia.

Starting in June 2003, TeliaSonera has sold all of its shares and most of its subscription warrants in Netia. Assuming that all subscription warrants issued by Netia will be exercised and exchanged for shares, TeliaSonera would hold 3.1 percent of Netia’s share capital. TeliaSonera has entered into agreements to completely divest its holdings in Netia.

Reveko/Esdata. On July 1, 2003, TeliaSonera’s 55 percent stake in the Estonian company Reveko Telekom AS was sold to the Elion Group. On December 12, 2003, Elion acquired TeliaSonera’s 70 percent shareholding in AS Esdata.

Omnitel. On August 26, 2003, an agreement was reached with Motorola to acquire Motorola’s 35 percent shareholding in the Lithuanian mobile operator UAB Omnitel. After approval of the transaction by the Lithuanian Competition Council the deal was finally closed on December 17, 2003, whereby TeliaSonera holds 90 percent of the shares in Omnitel.

Suomen Erillisverkot. On December 19, 2003, TeliaSonera sold its 40 percent shareholding in Suomen Erillisverkot Oy to the Finnish state.

Auria Group. On September 17, 2003, TeliaSonera announced its intention in three consecutive steps to acquire full ownership in the Finnish fixed-line operator Auria Group. The parent company of the group is Loimaan Seudun Puhelin Oy (LSP). The first step was executed in September, increasing TeliaSonera’s shareholding in LSP from 29 percent to 40 percent. On October 1, TeliaSonera increased its holding to 55 percent and launched a tender offer in cash to the other shareholders in LSP. As of December 31, TeliaSonera held 96.85 percent of the shares in LSP. A compulsory acquisition proceeding under Finnish law has been initiated to redeem the remaining LSP shares.

Metro One. During December 2003, TeliaSonera sold most of its shares in Metro One Telecommunications, Inc., reducing TeliaSonera’s shareholding from 24.2 percent to 6.6 percent. All remaining shares in Metro One were sold on January 14, 2004.

INGROUP. At year-end 2003, the shareholders of INGROUP Holding AB, including TeliaSonera holding a 37 percent share, signed an agreement to sell all of their shares to Manpower. The agreement is subject to approval by relevant competition authorities.

Sonera Zed. On January 14, 2004, TeliaSonera announced that Yahoo! will sell its 15 percent holding in Sonera Zed Oy back to Telia-

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Sonera, whereby Sonera Zed will become a wholly owned subsidiary of TeliaSonera.

Telia Finans. On January 15, 2004, TeliaSonera signed an agreement to sell its wholly owned subsidiary, the Swedish leasing company Telia Finans AB to De Lage Landen International B.V. Completion of the sale is conditional upon approval by the Swedish Financial Supervisory Authority.

Adjustments to the merger purchase price allocation
 TeliaSonera has performed an analysis of its internal holding structure related to Turkcell and certain other international holdings. The analysis was completed in the fourth quarter and resulted in a conclusion that all legal structures will not be simplified if there would be a significant tax cost associated. Therefore, part of the deferred tax liabilities and assets recorded in connection with the TeliaSonera merger is no longer necessary. Accordingly, deferred tax liabilities were reduced by SEK 3,919 million and deferred tax assets by SEK 545 million. Deferred income tax expense in 2003 increased by SEK 113 million.

In the fourth quarter, TeliaSonera completed an analysis of how the inflation adjustment impacts Turkcell’s carrying value. During 2003, the Turkish inflation rate has significantly increased the carrying value of Turkcell. While TeliaSonera believes the inflation should in the long term be reflected in the exchange rate of the Turkish lira, offsetting the temporary increase in carrying value, this has not happened during 2003. The value assigned for Turkcell goodwill in December 2002 assumed that the difference between inflation rate and the exchange rate devaluation is not significant. Due to the contrary experience during 2003, TeliaSonera has decided to reallocate part of Turkcell goodwill to the Group-level goodwill, to reflect the carrying value that would have been assigned to Turkcell goodwill in December 2002, had the significant increase in carrying value due to inflation been known at that date. The changes reduced the carrying value of Turkcell by SEK 2,618 million and increased operating income in 2003 by SEK 291 million.

The changes have been retroactively reflected in all quarters for 2003. Comparative figures for 2002 have not been restated.

Related Party Transactions
 The Swedish and the Finnish States. The TeliaSonera Group’s services and products are offered to the Swedish and the Finnish states, their agencies, and state-owned companies in competition with other operators and on conventional commercial terms. Certain state-owned companies run businesses that compete with TeliaSonera. Likewise, TeliaSonera buys services from state-owned companies at market prices and on otherwise conventional commercial terms. Neither the Swedish and Finnish states and their agencies, nor state-owned companies represent a significant share of TeliaSonera’s net sales or earnings.

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Svenska UMTS-nät. TeliaSonera owns 50 percent of Svenska UMTS-nät AB. In the three-month period and in the year ended December 31, 2003, TeliaSonera sold services and products to Svenska UMTS-nät worth SEK 58 million and SEK 131 million, respectively. As security for certain amounts borrowed by Svenska UMTS-nät under a third-party credit facility, TeliaSonera had, as of December 31, 2003, issued a guarantee of a maximum of SEK 3,500 million to the lenders and granted pledges of its shares in Svenska UMTS-nät.

Lattelekom. TeliaSonera holds a participating interest in the Latvian company Lattelekom SIA. In the three-month period ended December 31, 2003, TeliaSonera sold services and products to Lattelekom worth SEK 25 million and purchased services and products worth SEK 15 million. In the year ended December 31, 2003, TeliaSonera sold services and products worth SEK 114 million and purchased services and products worth SEK 73 million.

MegaFon. TeliaSonera holds a participating interest in the Russian company OAO MegaFon. As of December 31, 2003, TeliaSonera had interest-bearing and non-interest-bearing claims on MegaFon of SEK 379 million.

Infonet. TeliaSonera owns a participating interest in the American company Infonet Services Corp. In the three-month period ended December 31, 2003, TeliaSonera sold services and products to Infonet worth SEK 12 million and purchased services and products worth SEK 63 million. In the year ended December 31, 2003, TeliaSonera sold services and products worth SEK 48 million and purchased services and products worth SEK 225 million.

Telefos. TeliaSonera owns 49 percent of the shares in Telefos AB. As of December 31, 2003, TeliaSonera had interest-bearing claims on the Telefos Group of SEK 875 million and had signed guarantees of SEK 200 million for commitments made by Telefos companies. On January 2, 2004, Telefos divested some of its operations, whereby TeliaSonera’s claims and guarantees were reduced to SEK 434 million and SEK 120 million, respectively. In the three-month period ended December 31, 2003, TeliaSonera sold services and products worth SEK 34 million to the Telefos Group and bought services and products worth SEK 759 million. In the year ended December 31, 2003, TeliaSonera sold services and products worth SEK 139 million and bought services and products worth SEK 2,675 million. Some of the services purchased by TeliaSonera referred to construction of fixed assets.

IN. TeliaSonera holds an indirect participating interest in INGROUP Sweden AB (IN). In the three-month period ended December 31, 2003, TeliaSonera sold services and products worth SEK 2 million to IN and bought services and products worth SEK 47 million. In the year ended December 31, 2003, TeliaSonera sold services and products worth SEK 13 million and bought services and products worth SEK 249 million.

Other relations. In addition to those specified, TeliaSonera buys and sells services and products to a limited extent from these and other associated companies, in all cases on market terms.

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Credit Rating and Financing
 In the first quarter of 2003, the rating agencies Moody’s and Standard & Poor’s assigned new credit ratings for TeliaSonera AB. The rating for long-term borrowings is A2 with a negative outlook from Moody’s, and from Standard & Poor’s the long-term rating of A was confirmed in May after having been on Credit Watch Negative during the spring. Standard & Poor’s rating has a stable outlook. These ratings represent a solid investment grade level and are thus expected to allow TeliaSonera continued good access to the financial markets.

In March 2003, TeliaSonera AB signed a new committed credit facility agreement (Revolving Credit Facility) with a syndicate of prominent banks. The five-year facility amounts to EUR 1,400 million with final maturity in March 2008. The main purpose of the facility is to serve as liquidity back-up for TeliaSonera.

In the second quarter of 2003, TeliaSonera AB updated its open-market financing programs, which include the Euro Medium Term Note (EMTN) program with a new program size of EUR 5,000 million; the Swedish domestic Flexible Term Note (FTN) program with a program size of SEK 12,000 million; the Euro Commercial Paper (ECP) program with a new program size of EUR 1,000 million, and also established a new Finnish Commercial Paper program for non-domestic issuers with a program size of EUR 300 million.

The intention is that TeliaSonera AB will make future refinancing of the outstanding TeliaSonera Finland Oyj (former Sonera Oyj) debt.

The positive cash flow allowed for continued amortization of the Group’s maturing loans. In 2004, scheduled loan redemptions are significantly lower than in 2003. Besides scheduled amortizations, pre-payments of loans are evaluated, and during January 2004, TeliaSonera bought back and cancelled in advance approximately EUR 100 million of public bonds.

Non-Cash Transactions
 Sonera. The completion of the merger with Sonera was partly effected through an exchange of shares (see “Changes in Group Composition” above).

Vehicles. TeliaSonera leases vehicles through financial leasing, primarily from GE Capital. New acquisitions in the three-month period and the year ended December 31, 2003 entailed a non-cash investment of SEK 6 million and SEK 47 million, respectively.

Infrastructure/capacity swaps. Within the international carrier operations, swap contracts for infrastructure and capacity are signed with other carriers. Until both parties have fulfilled all deliveries as agreed, the value provided may differ from the value received. As of December 31, 2003, no such unbalance was recognized.

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

AUCS. Claims of SEK 157 million on the Dutch associated company AUCS Communications Services v.o.f. were converted to equity in the company during the second quarter.

Stock Option Schemes
 At General Meetings of shareholders of TeliaSonera AB, a number of stock option schemes have been adopted. Summarized information about warrants outstanding as of December 31, 2003 by exercise price is as follows.

	Outstanding		Of which exercisable

		Remaining		Remaining
Exercise price	Number of	contractual	Number	contractual
(SEK)	warrants	life (in years)	of warrants	life (in years)

33.64	2,246,000	6.42	—	—
49.09	3,429,236	6.42	—	—
69.00	12,550,000	1.42	12,550,000	1.42
71.62	5,956,650	1.50	5,956,650	1.50
108.17	101,800	4.42	—	—
347.38	9,444,600	4.42	—	—

On the last trading day of the year, December 30, 2003, the closing price for the TeliaSonera share on Stockholmsbörsen was SEK 37.60. Detailed information regarding the stock option schemes was presented in TeliaSonera’s Annual Report for 2002. In May 2003, the 2002/2005:B series of warrants was cancelled, due to non-fulfillment of certain exercise criteria. According to the terms, the exercise price of the 2002/2005:A series of warrants was adjusted by the 2002 dividend per share. If fully exercised, the outstanding stock options will entail an increase in share capital of approximately SEK 142 million, equal to a 0.9 percent increase in the number of shares.

Swedish GAAP
 Differences in principles. TeliaSonera’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS/IAS). Effective January 1, 2003, IFRS/IAS deviates from Swedish GAAP, relevant to TeliaSonera, primarily with respect to the reporting of financial instruments and write-ups of tangible fixed assets.

Translation into Swedish GAAP. Application of Swedish GAAP affects consolidated net income and shareholders’ equity as follows.

	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
SEK million	2003	2002	2003	2002

Net income under IFRS/IAS	2,696	1,894	9,080	-8,067
Financial instruments	0	-32	0	-6
Deferred tax	-0	8	-0	1
Net income under Swedish GAAP	2,696	1,870	9,080	-8,072

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

	Dec 31,	Dec 31,
SEK million	2003	2002

Shareholders’ equity under IFRS/IAS	112,393	108,829
Financial instruments	100	88
Write-up of tangible fixed assets	4,949	—
Deferred tax	-1,414	-26
Shareholders’ equity under Swedish GAAP	116,028	108,891

Finnish GAAP
 The following information is provided pursuant to the Finnish Financial Supervision Authority decision no. 28/269/2002.

This interim report has been prepared in accordance with chapter 2, section 5 of the Finnish Securities Markets Act. TeliaSonera prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS/IAS). The main differences between Finnish Accounting Standards (Finnish GAAP) and IFRS/IAS, relevant to TeliaSonera, are described in TeliaSonera’s Annual Report for 2002. There were no material changes in 2003.

Parent Company
 The parent company TeliaSonera AB, which is domiciled in Stockholm, comprises the Group’s Swedish activities in development and operation of fixed networks and basic production of network services. The parent company also includes Group executive management functions and the Group’s internal banking operations.

Net sales for the full year were SEK 21,858 million (23,100), of which SEK 17,108 million (19,004) was billed to subsidiaries. Earnings before appropriations and taxes ended significantly higher, at SEK 5,450 million (385), due to improved operating income and Group contributions from subsidiaries. Earnings after appropriations and taxes were SEK 3,328 million (2,150).

Based on an economic life analysis, resulting in a decision to extend the depreciation period for the fixed local access network from 8 years to 20 years, tangible fixed assets were written up by SEK 4,949 million as of December 31, 2003. The write-up, net of deferred income taxes, has been recognized as a revaluation reserve in restricted equity. Including this and the completion of the merger with Sonera, shareholders’ equity increased to SEK 96,269 million (89,197). Retained earnings amounted to SEK 23,209 million (21,751).

The balance sheet total decreased to SEK 137,112 million (139,002). Cash flow from operating activities was SEK 7,561 million (7,377) and cash flow before financing activities improved to SEK 5,606 million (-1,348). Net borrowings were SEK 3,196 million (451). Cash and cash equivalents totaled SEK 8,809 million (3,294).

The equity/assets ratio (including the equity component of untaxed reserves) was 66.8 percent (69.8).

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Total investments for the full year amounted to SEK 12,805 million (64,650), including SEK 2,506 million (3,537) in tangible fixed assets, primarily fixed-line installations. The purchase price consideration for Sonera amounted to SEK 2,581 million (56,527). Other investments totaling SEK 7,718 million (4,586) were primarily attributable to capital infusions in subsidiaries and associated companies. Of the capital infusions to subsidiaries, SEK 2,013 million (578) was provided through debt conversion.

As of December 31, 2003, the number of employees was 2,982 (3,308).

Financial Information/“Underlying” Measures of Results of Operations
 This interim report includes information on “underlying” measures of TeliaSonera’s results of operations, such as “EBITDA excluding non-recurring items” and “Operating income excluding non-recurring items.” EBITDA equals operating income before depreciation, amortization and write-downs, excluding income from associated companies. Non-recurring items include write-downs, capital gains/losses, restructuring/phase-out of operations and personnel redundancy costs. TeliaSonera’s management uses operating income excluding non-recurring items as the principal measure for monitoring profitability in internal reporting. Management believes that, besides operating income, EBITDA excluding non-recurring items and operating income excluding non-recurring items are also measures commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, these “underlying” measures are presented to enhance the understanding of TeliaSonera’s historical operating performance.

These “underlying” measures, however, should not be considered as alternatives to operating income as indicators of our operating performance. Similarly, EBITDA excluding non-recurring items should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA excluding non-recurring items and operating income excluding non-recurring items are not measures of financial performance under IFRS/IAS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. These “underlying” measures are not meant to be predictive of potential future results.

Forward-Looking Statements
 This interim report contains statements concerning, among other things, TeliaSonera’s financial condition and results of operations that are forward-looking in nature. Such statements are not historical facts but, rather, represent TeliaSonera’s future expectations. TeliaSonera believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions; however, forward-looking statements involve inherent risks and uncertainties, and a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement, including TeliaSonera’s market position, growth in the telecommunications

Year-End Report January-December 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm industry in Europe, the effects of competition and other economic, business, competitive and/or regulatory factors affecting the business of TeliaSonera and the telecommunications industry in general. Forward-looking statements speak only as of the date they were made, and, other than as required by applicable law, TeliaSonera undertakes no obligation to update any of them in light of new information or future events.